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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-140590

PROSPECTUS

26,000,000 SHARES

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

Common Stock

        We are selling 13,000,000 shares of our common stock and Oil States Energy Services, Inc. is selling 13,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by Oil States Energy Services, Inc.

        Our common stock trades on the American Stock Exchange under the symbol "WEL." On April 18, 2007, the last reported sales price for our common stock on the American Stock Exchange was $2.51 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total

Public offering price	$2.10	$54,600,000

Underwriting discount	$0.1365	$3,549,000

Proceeds to us before expenses	$1.9635	$25,525,500

Proceeds to Oil States Energy Services, Inc.(1)	$1.9635	$25,525,500

(1)
Expenses associated with the offering, other than underwriting discounts, will be paid by us.

        The underwriters may also purchase up to 1,950,000 additional shares from each of us and Oil States Energy Services, Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about April 24, 2007.

MORGAN KEEGAN & COMPANY, INC. RBC CAPITAL MARKETS

The date of this prospectus is April 18, 2007

TABLE OF CONTENTS

Summary
Risk Factors
Use of Proceeds
Dividend Policy
Price Range of Common Stock
Capitalization
Special Note Regarding Forward-Looking Statements
Unaudited Pro Forma Consolidated Financial Information
Selected Historical Consolidated Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Selling Stockholder and Security Ownership of Certain Beneficial Owners and Management
Transactions with Selling Stockholder and Other Related Parties
Description of Capital Stock
Underwriting
Where You Can Find More Information
Incorporation by Reference
Legal Matters
Experts
Glossary

        Unless otherwise indicated, share numbers in this prospectus assume that the underwriters do not exercise their over-allotment option to purchase additional shares of common stock. In this prospectus we refer to Boots & Coots International Well Control, Inc., and its subsidiaries as "Boots & Coots," "we," "us," "our," or "our company," and we refer to the hydraulic well control business of Oil States International, Inc., which we purchased in March 2006, as "HWC." Industry terms used in this prospectus are included in the Glossary.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where an offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

i

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus and the materials incorporated by reference herein carefully, including the information under the heading "Risk Factors," our consolidated financial statements, the notes to our consolidated financial statements, the financial statements of the hydraulic well control business of Oil States International, Inc., and the notes to the financial statements of the hydraulic well control business of Oil States International, Inc. included elsewhere in this prospectus.

Our Business

        We provide a suite of integrated pressure control and related services to onshore and offshore oil and gas exploration and development companies, principally in North America, South America, North Africa, West Africa, and the Middle East. Our well intervention segment consists of services that are designed to enhance production for oil and gas operators and to reduce the number and severity of critical events such as oil and gas well fires, blowouts, or other losses of control at the well. Our well intervention segment includes services performed by hydraulic workover and snubbing units that are used to enhance production of oil and gas wells. These units may be used for underbalanced drilling, workover, well completions and plugging and abandonment services. This segment also includes training, contingency planning, well plan reviews, audits, inspection services, and engineering services. Our response segment consists of personnel, equipment and emergency services utilized during a critical well event.

        We have a long history in the oil and gas industry and are widely recognized for our emergency response services. On March 3, 2006, we acquired the hydraulic well control business of Oil States International, Inc., which we refer to as "HWC". Our acquisition of HWC has significantly expanded and enhanced our pressure control service capabilities and further emphasizes our strategy of complementing our response service line with services routinely needed by oil and gas exploration and development companies. We believe the combination of our well intervention services and our response services positions us as the premier pressure control company for the oil and gas industry.

        On a pro forma basis, revenues from our well intervention segment and our response segment were 81% and 19%, respectively, of our total pro forma revenues for the year ended December 31, 2006.

	Pro Forma Years Ended December 31,
	2005	2006
	(unaudited)
Revenues
Well Intervention	$53,977	$85,194
Response	15,677	20,377

	$69,654	$105,571
EBITDA(1)
Well Intervention	$9,883	$18,799
Response	4,628	8,563

	$14,511	$27,362
Net Income	$3,925	$12,097

(1)
A reconciliation and explanation of EBITDA are included on page 8. The above EBITDA information reflects a pro rata allocation between segments of selling, general and administrative expenses and other non-segment specific operating expenses based on relative pro forma revenues.

Service Lines

        Our well intervention segment and our response segment are further defined by the following service lines:

  Well Intervention

  •
  Hydraulic Workover/Snubbing. We provide various well intervention solutions involving workovers, well drilling, well completions and plugging and abandonment services. Hydraulic units may be used for both routine and emergency well control situations in the oil and gas industry. Our hydraulic workover units are specially designed for moving tubulars in and out of a wellbore using hydraulic pressure. These units may also be used for snubbing operations, servicing wells that are under pressure. We operate a fleet of 29 hydraulic workover rigs, 27 of which we own and two of which we operate on behalf of a customer, and four hot tap/valve drilling units.

  •
  SafeGuard Services. Through our SafeGuard program, developed specifically for international producers and operators, we provide dedicated risk management and emergency response services. These services include risk assessment, loss mitigation, contingency planning, continuous training and education in all aspects of well management. The growth of our SafeGuard business reflects an industry trend moving operators towards a higher level of preventative measures to protect against critical well events.

  •
  Other Well Intervention Services. Other well intervention services include engineering and non-event services, such as remediation and procurement services and our proprietary WELLSURE® risk management product. Through WELLSURE®, we provide oil and gas operators and insurance underwriters a medium for effective management of well control insurance costs by combining our preventative services and post-event response with their traditional well control insurance.

  Response

  •
  Response Services. Our response services consist of personnel, equipment, and emergency services utilized during a critical well event, such as an oil and gas well fire, blowout, or other loss of control at the well. These services also include snubbing and pressure control services provided during a response which are designed to minimize response time, mitigate damage and maximize safety.

Business Strategy

        Continue growth as the premier pressure control company.    We seek to grow revenues and enhance margins by offering a suite of integrated pressure control services for oil and gas exploration and development companies. By offering an integrated package of pressure control services, we are able to capture significant revenue opportunities by cross selling additional services to operators of large scale development projects.

        Expand predictable revenue platform to support growth.    The market for emergency well control services is highly volatile due to factors beyond our control. Prior to 2006, we experienced large fluctuations in our total revenue due to our dependence on this market. Our well intervention segment, while subject to factors affecting the oil and gas industry in general, provides more stable revenues. During 2006, we successfully expanded our SafeGuard and WELLSURE® initiatives and expanded our well intervention product and service offerings by our acquisition of HWC. Our strategy has been, and continues to be, to expand our well intervention product and service offerings.

        Capitalize on expanding hydraulic workover/snubbing market in North America.    The advancement of underbalanced drilling techniques and well completion methods is unlocking the potential in unconventional natural gas resource plays in North America. Our services are well positioned to capitalize on the growing needs of producers in these unconventional plays. Our pressure control services minimize the number of days and cost to complete these types of wells and also reduce the risk of damaging shale or other tight gas formations during completion. In addition, our hydraulic workover units enable the producer to enhance existing production of oil and gas wells.

        Replicate success of SafeGuard comprehensive service blueprint in other international markets.    Through our SafeGuard service initiative, we have successfully entered into long-term contracts with several national oil and gas companies, including Algeria's national oil and gas company, Sonatrach, to provide comprehensive risk management services. Pursuant to such contracts, we provide prevention services, audits, equipment maintenance, risk assessment, inspection and training services. We view these strategic relationships as a blueprint and we seek opportunities to replicate the success of this program with producers, including majors, nationals, and other large independents, in other international markets.

        Continue to capture opportunities resulting from development of international gas projects.    According to the Energy Information Administration's International Energy Outlook for 2006, worldwide natural gas production is expected to reach approximately 116 trillion cubic feet by 2010, an increase of nearly 22% from 2003. Large-scale international gas projects in the Middle East, Africa, and Central and South America are projected to account for over 50% of this production growth. These large-scale international gas projects represent an exciting market opportunity in areas where we already have developed a presence and provide a long-term catalyst for our international growth.

        Pursue strategic acquisitions and successfully integrate acquired assets.    In addition to our organic growth strategy, we seek to opportunistically complete strategic acquisitions that complement our pressure control products and services, expand our fleet of equipment, and further diversify our customer base.

Competitive Strengths

        Deep customer relationships and strong brand recognition.    We have developed strong customer relationships as trusted advisors with many major, national and independent oil and natural gas producers and service companies. Our strong brand recognition and response reputation provide an excellent platform to expand the scope of our oilfield services. The successful integration of HWC and the associated increase in the utilization of acquired assets provide strong evidence of the strength of our brand. By leveraging our brand as a premier emergency response company in the industry, we intend to continue to attract new customers and introduce existing customers to a broader range of products and services.

        Opportunities throughout well life cycle.    From well plan reviews to plugging and abandonment services, we are exposed to revenue opportunities throughout much of the life cycle of oil and natural gas wells. We provide equipment and engineering services involved in drilling, completing, monitoring, enhancing, reentering/recompleting and abandoning a well. We believe balancing our services across the well life cycle will help mitigate cyclical risk in the oilfield service sector.

        Geographic diversification.    We have engaged in strategic geographic diversification to further serve customers in the international oil and gas industry. We have hub offices worldwide which are able to deploy equipment and personnel to any oil and gas producing region. We are currently providing services in the United States, Canada, Venezuela, Algeria, Libya, Egypt, The Republic of the Congo, Nigeria, Dubai, Qatar, Kazakhstan, Azerbaijan, India, Indonesia and Australia.

        Leading position in served niche markets.    We have a significant presence in the hydraulic workover/snubbing market. We performed over 220 jobs worldwide in 2006, and are recognized as one of the top three companies serving the global emergency response market. We were selected as the well control team of choice by the U.S. Department of Defense and the Corps of Engineers in 2003 for the Operation Iraqi Freedom and Project Restore Iraqi Oil campaigns. We believe the combination of our well intervention services and our response services positions us as the premier pressure control company for the oil and gas industry.

        Strong management team and experienced personnel.    Our executive management team and field personnel have extensive experience in the oil and gas pressure control industry and we have developed strong and longstanding relationships with many major, national and independent oil and natural gas producers and service companies. Our management team has demonstrated its ability to grow our business both organically and by strategic acquisitions. Our senior executives average over 24 years of oilfield service experience and our top five field personnel average over 34 years of well control experience.

Recent Developments

  Planned International Expansion

        In Algeria, we are finalizing negotiations with one of our existing customers, the country's largest oil and gas operator, to form a joint venture. The preliminary terms provide that we will contribute two snubbing units, two workover rigs, and other miscellaneous equipment to the proposed joint venture. Similarly, our joint venture partner will contribute other oilfield service equipment. We anticipate that the joint venture will perform oilfield services, including hydraulic workover/snubbing services, in Algeria and that we will provide necessary personnel to the joint venture on a contract basis.

        We have not entered into a definitive agreement with respect to this project in Algeria and cannot offer any assurances that the project will be consummated or that, if consummated, the terms of the project will be those currently contemplated.

  First Quarter Results

        We expect revenues from our well intervention segment in the first quarter of 2007 to be lower as compared to the fourth quarter of 2006, as certain of our customers' projects in the Gulf of Mexico and Venezuela were delayed. Although we expect these projects to resume, we cannot offer assurance as to when that will occur. We further expect revenues from our response segment in the first quarter of 2007 to be lower as compared to the fourth quarter of 2006 but similar to the levels of revenues in the first and second quarters of 2006. We also expect our net income to be lower in the first quarter of 2007 as compared to the fourth quarter of 2006 as a result of the lower revenues as well as higher operating expenses associated with business development expenses relating to the expanding scope of our international business activities.

Risks Affecting Our Business

        Our ability to successfully leverage our competitive strengths and execute our strategy depends upon many factors and is subject to a variety of risks. Our business depends on oil and natural gas industry activity and expenditure levels which may vary significantly. Our hydraulic workover/snubbing business is susceptible to seasonal earnings volatility that could reduce our cash flow at certain times. In addition, many of the services we provide are complex and require a high level of expertise. As the demand for skilled workers increases, we may have to increase the pay of our employees and thus increase our cost structure. Further, we derive a significant portion of our revenue from our operations outside of the United States, which exposes us to risks associated with political and economic instability, currency fluctuations, and other governmental and legal restrictions. Thus, our revenues and profits from operations outside the United States may fluctuate. You are urged to read the section entitled "Risk Factors" beginning on page 9 for more information regarding these and other risks that may affect our business and our common stock.

Corporate Information

        Our principal executive offices are located at 7908 N. Sam Houston Parkway W., 5th Floor, Houston, Texas 77064, and our telephone number at that address is (281) 931-8884. Our website address is www.boots-coots.com. Information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

The Offering

Common stock offered by us(1)	13,000,000 shares
Common stock offered by Oil States Energy Services, Inc. (a subsidiary of Oil States International, Inc.)(2)	13,000,000 shares
Shares outstanding prior to this offering(3)	59,966,897 shares as of April 18, 2007
Shares to be outstanding after this offering(1)(3)	72,966,897 shares
Use of proceeds	We expect to receive net proceeds from the sale of shares offered by us, after deducting estimated offering expenses and underwriting discounts, of approximately $25.0 million. We intend to use $10 million of our net proceeds from this offering to fund international expansion opportunities in Algeria, and the remainder of our net proceeds from this offering to fund other U.S. and international expansion opportunities and for general corporate purposes. Depending on the timing of those expenditures, we may repay all or a portion of our existing bank debt. We will not receive any proceeds from the sale of shares of our common stock by Oil States Energy Services, Inc. See "Use of Proceeds."
Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future. Our existing revolving and term credit facilities restrict our ability to pay cash dividends.
American Stock Exchange symbol	WEL
Risk factors	Please read "Risk Factors" for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

(1)
Does not include 1,950,000 additional shares of our common stock that the underwriters may purchase from us pursuant to an option granted to the underwriters to cover over-allotments.

(2)
Does not include 1,950,000 additional shares of common stock that the underwriters may purchase from Oil States Energy Services, Inc. pursuant to an option granted to the underwriters to cover over-allotments.

(3)
Excludes 6,538,778 shares issuable on the exercise of outstanding stock options and warrants, of which options and warrants to purchase 4,228,151 shares were exercisable within 60 days of April 18, 2007.

Summary Historical and Pro Forma Consolidated Financial Information

        The following table shows our summary historical and pro forma consolidated financial information as of and for each of the periods indicated. You should read the following summary historical and pro forma financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical and pro forma financial statements and related notes included elsewhere in this prospectus. The historical financial information as of December 31, 2006 and for each of the years ended December 31, 2004, 2005 and 2006 was derived from our consolidated audited financial statements included in this prospectus. The unaudited pro forma financial information for the years ended December 31, 2005 and 2006 was derived from the unaudited pro forma consolidated financial statements included in this prospectus and shows the pro forma effects of our acquisition of HWC as if it had been completed on January 1, 2005 and January 1, 2006, respectively. The summary historical and pro forma results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	2004	2005	2006	Pro Forma 2005	Pro Forma 2006
				(unaudited)
	(in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER DATA:
Revenues	$24,175	$29,537	$97,030	$69,654	$105,571
Costs of sales	11,929	14,488	52,281	42,762	57,597

Gross margin	12,246	15,049	44,749	26,892	47,974
Operating expenses	6,921	7,098	15,597	7,124	16,194
Selling, general and administrative expenses	3,370	2,674	4,118	5,257	4,118
Foreign currency translation	—	—	259	—	300
Depreciation and amortization	889	714	4,883	4,157	5,806

Operating income	1,066	4,563	19,892	10,354	21,556
Net income (loss)	(248)	2,779	11,165	3,925	12,097
Preferred dividend requirements and accretions	748	874	(616)	—	—
Net income (loss) attributable to common stockholders	$(996)	$1,905	$11,781	$3,925	$12,097

Basic earnings (loss) per common share	$(0.04)	$0.06	$0.22	$0.07	$0.21
Weighted average common shares outstanding—basic	28,142	29,507	53,772	58,505	60,185
Diluted earnings (loss) per common share	$(0.04)	$0.06	$0.21	$0.07	$0.20
Weighted average common shares outstanding—diluted	28,142	31,374	55,036	60,372	61,455
EBITDA(1)	$1,955	$5,277	$24,775	$14,511	$27,362

	As of December 31, 2006
	Actual	As Adjusted(2)
		(unaudited)
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$5,033	$28,142
Total assets	101,017	124,126
Long-term debt (including current portion)	31,432	29,515
Stockholders' equity	$38,422	$63,447

(1)
"EBITDA" is a non-GAAP financial measure of earnings (net income) before interest, income taxes, depreciation, and amortization. This term, as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing, and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, management believes EBITDA is useful to an investor in evaluating our operating performance because

•
it is widely used by investors in the energy industry to measure a company's operating performance without regard to items excluded from the calculation of EBITDA, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•
it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating structure; and

•
it is used by our management for various purposes, including as a measure of operating performance, in presentations to our board of directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.

There are material limitations to using EBITDA as a measure of performance, including the inability to analyze the impact of certain recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies. The following table reconciles EBITDA to our net income, the most directly comparable GAAP financial measure:

	Year Ended December 31,
	2004	2005	2006	Pro Forma 2005	Pro Forma 2006
				(unaudited)
	(in thousands)
EBITDA	$1,955	$5,277	$24,775	$14,511	$27,362
Depreciation and amortization	889	714	4,883	4,157	5,806
Interest expense and other, net	864	655	2,860	3,053	3,094
Income taxes	492	1,129	5,867	3,376	6,365
Income from discontinued operations, net of income taxes	42	—	—	—	—

Net income (loss)	$(248)	$2,779	$11,165	$3,925	$12,097

(2)
Gives effect to this offering and our receipt of net proceeds of $25,026,000, as if this offering had been completed on December 31, 2006. Also gives effect to the application, prior to January 31, 2007, of $1,917,000 of cash and cash equivalents to repay amounts outstanding under our revolving credit facility. Assumes no exercise of the underwriters' over-allotment option.

RISK FACTORS

        In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, you should carefully consider the following risks before you decide to invest in our common stock. Although the risks described below are the risks that we currently believe are material, they are not the only risks that we face. Additional risks and uncertainties, including those that we have not yet identified or that we currently believe are immaterial, may also adversely effect our business, financial condition, results of operations and the trading price for our common stock.

Risks Relating to Our Business

Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

        Demand for our products and services is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity, often reflected as changes in rig counts. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies may result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services that could have a material adverse effect on our revenue and profitability. Many factors affect the supply and demand for oil and natural gas and therefore influence product prices, including:

  •
  the level of production;

  •
  the levels of oil and natural gas inventories;

  •
  domestic and worldwide demand for oil and natural gas;

  •
  the expected cost of developing new reserves;

  •
  the actual cost of finding and producing oil and natural gas;

  •
  the availability of attractive oil and gas field prospects, which may be affected by governmental actions and regulations or environmental activists;

  •
  the availability of transportation infrastructure and refining capacity;

  •
  the level of drilling activity;

  •
  global weather conditions and natural disasters;

  •
  worldwide political, military, and economic conditions and economic activity, including growth in underdeveloped countries;

  •
  national government political objectives, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

  •
  the cost and timing of the development of alternate energy sources; and

  •
  tax policies.

If demand for drilling services or drilling rig utilization rates decrease significantly then demand for our services will decrease, which will adversely affect our results of operations.

We may not successfully integrate the businesses we acquire or achieve the benefits we are seeking from acquisitions.

        As part of our business strategy, we intend to evaluate potential acquisitions of other businesses or assets. However, there can be no assurance that we will be successful in consummating any such acquisitions. Successful acquisition of businesses or assets will depend on various factors, including, but not limited to, our ability to obtain financing and the competitive environment for acquisitions. In addition, we may not be able to successfully integrate any business or assets that we acquire in the future. The integration of acquired businesses is likely to be complex and time consuming and may place a significant strain on management resources.

Disruptions in the political and economic conditions of the foreign countries in which we operate expose us to risks that may have a material adverse effect on our business.

        We derive a significant portion of our revenue from our operations outside of the United States, which exposes us to risks inherent in doing business in each of the countries in which we transact business. Our operations in countries other than the United States accounted for approximately 74% of our consolidated revenues during the year ended December 31, 2006. Our operations in Venezuela and Algeria accounted for approximately 21% and 24%, respectively, of our consolidated revenues during the year ended December 31, 2006. We anticipate that our revenues from foreign operations will increase in the future as a consequence of our acquisition of HWC during the first quarter of 2006. Operations in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

  •
  expropriation and nationalization of our assets or those of our customers in that country;

  •
  political and economic instability;

  •
  civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

  •
  natural disasters, including those related to earthquakes and flooding;

  •
  inflation;

  •
  currency fluctuations, devaluations, conversion and expropriation restrictions;

  •
  confiscatory taxation or other adverse tax policies;

  •
  governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

  •
  governmental activities that may result in the deprivation of contract rights; and

  •
  trade restrictions and economic embargoes imposed by the United States and other countries.

        In addition, certain of our key customers are controlled by the governments of the foreign countries in which we operate. Due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions, which could impact the supply and pricing for oil and natural gas, disrupt our operations, and increase our costs for security worldwide. International areas where we operate that have significant amounts of political risk include parts of Africa, South America and the Middle East. Operations in these areas increase our exposure to the foregoing risks.

        For instance, the Venezuelan National Assembly recently raised royalties on certain crude oil projects and Venezuelan President Hugo Chavez has threatened to nationalize the country's key industries and indicated his intention is to seize certain oil producing regions unless foreign oil companies surrender control to the Venezuelan national oil company. These actions have created uncertainty in the future business and investment activities of foreign oil and natural gas companies in

Venezuela. To the extent that these actions adversely affect our customers' activities in this region, they may adversely affect our revenues and profits.

We are subject to foreign exchange and currency risks, particularly with respect to Venezuela.

        We operate internationally, giving rise to exposure to market risks from changes in foreign currency exchange rates to the extent that transactions are not denominated in U.S. dollars. We typically endeavor to denominate our contracts in U.S. dollars to mitigate exposure to fluctuations in foreign currencies. On December 31, 2006, we had $1,754,000 of cash and $15,823,000 in accounts receivable attributable to our Venezuelan operations. Of this cash, $1,209,000 was denominated in U.S. dollars and resided in a U.S. bank; the remaining $545,000 was denominated in Venezuelan bolívares and resided in a Venezuelan bank. Of the total Venezuela accounts receivable balance, $7,509,000 was denominated in Venezuelan bolívares and are subject to market risks. The remaining $8,314,000 was denominated in U.S. dollars.

        Effective March 1, 2005, the exchange rate in Venezuela devalued from 1,920 to 2,150 Venezuelan bolívares to the U.S. dollar. We have taken charges to equity under the caption "foreign currency translation loss" of $361,000 during the year ended December 31, 2005 to reflect devaluation of the Venezuelan bolívar for that period. There was no currency gain or loss attributable to Venezuela during the year ended December 31, 2006. The Venezuelan government implemented a foreign currency control regime on February 5, 2003. This has resulted in currency controls that restrict the conversion of the Venezuelan currency, the Venezuelan bolívar, to U.S. dollars. A subsidiary of ours has registered with the control board (CADIVI) to have a portion of total receivables paid in U.S. dollars directly to a United States bank account. Venezuela is also on the U.S. government's "watch list" for highly inflationary economies. Management continues to monitor the situation closely.

We must successfully compete for the services of highly trained technical personnel.

        Many of the services that we provide are complex and require a high level of expertise and often must be performed in harsh conditions. Our success depends in part upon our ability to employ and retain technical personnel with the ability to provide and enhance these services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If these events were to occur, our cost structure could increase, our margins could decrease, and our growth potential could be impaired.

Our hydraulic workover/snubbing business is susceptible to seasonal earnings volatility and may be adversely affected by severe weather.

        Our hydraulic workover/snubbing operations are directly affected by seasonal differences in weather in the areas in which we operate, most notably in the Gulf of Mexico and the Gulf Coast region. Weather conditions in the Gulf of Mexico and the Gulf Coast region generally result in higher activity in the spring, summer and fall months, with the lowest activity in the winter months. In addition, summer and fall drilling activity and, therefore, the demand for our hydraulic workover/snubbing services can be restricted due to hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast. Repercussions of severe weather conditions may include:

  •
  evacuation of personnel and curtailment of services;

  •
  weather-related damage to offshore equipment resulting in suspension of operations;

  •
  weather-related damage to our facilities;

  •
  increase in insurance cost and reduction in its availability;

  •
  inability to deliver men or materials to jobsites; and

  •
  loss of productivity.

        For example, during 2005 HWC suffered the loss of one workover unit as a consequence of severe weather in the Gulf of Mexico.

We have borrowed, and may in the future borrow, money to fund our operations and growth, which exposes us to certain risks that may materially impact our operations.

        As of December 31, 2006, we had outstanding subordinated promissory notes totaling approximately $21.2 million, the outstanding amount under our bank term credit facility was $8.3 million, the outstanding amount under our bank revolving credit facility was $1.9 million, and we had approximately $5.8 million in remaining borrowing capacity under our bank revolving credit facility. The borrowing base limitation under our revolving credit facility is subject to redetermination periodically at the discretion of the lender. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan. We intend to finance our operating expenses, capital expenditures and acquisitions with cash flow from operations, the proceeds of this offering, and borrowings under our credit facility. In addition, we may significantly alter our capitalization in order to make future acquisitions. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

  •
  a significant portion of our cash flow from operations must be used to pay interest on borrowings and is therefore not available to re-invest in our business;

  •
  the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, make capital expenditures, dispose of assets and issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

  •
  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate or other purposes;

  •
  a highly leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

  •
  any debt that we incur under our term credit facility or revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

Our ability to finance our business activities will require us to generate substantial cash flow.

        Our business activities require substantial capital. We intend to finance our operations and growth in the future through cash flows from operations, the proceeds of this offering, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be sure that our business will continue to generate cash flow at or above current levels.

        If we are unable to generate sufficient cash flow from operations to fund our business and service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders.

        If our revenues were to decrease due to lower demand for our services as a result of lower oil and natural gas prices or for other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to operate and grow our business could be materially adversely affected.

The loss of or reduction in business from one or more of our significant current customers, or delays in projects of any such customers, could adversely affect our results of operations.

        Our business is dependent not only on securing new customers but also on maintaining current customers. Venezuela's state owned oil company and Algeria's national oil company together accounted for 33% of our consolidated revenues during the year ended December 31, 2006. Unless we are able to retain our existing customers, or secure new customers if we lose one or more of our significant customers, our revenue and results of operations would be adversely affected. Furthermore, if the projects of our significant customers are delayed or curtailed, our results of operations for the affected periods could be adversely affected.

        During the first quarter of 2007, our results of operations have been adversely affected by delays in projects of our customers in Venezuela. We believe that these delays are the result of management changes within Venezuela's state owned oil company and uncertainty associated with the anticipated nationalization of Venezuela's oil and gas industry and related changes in operators of oil and gas properties. Although we expect the delayed projects to resume in due course, we cannot offer assurance as to the timing of the resumption of these projects. Continued delays could adversely affect our results of operations beyond the first quarter of 2007.

The intense competition in our industry could result in reduced profitability and loss of market share for us.

        In some of our business segments, we compete with the oil and natural gas industry's largest equipment and service providers. Some of these companies have substantially greater financial resources, and larger operations than we do. They may be better able to compete because of their broader geographic dispersion, or their product and service diversity. As a result, we could lose customers and market share to those competitors. These companies may also be better positioned than us to successfully endure downturns in the oil and natural gas industry. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could harm our revenue and our business. Additionally, we may face competition in our efforts to acquire other businesses.

We could be subject to substantial liability claims that could harm our financial condition.

        Our operations involve hazardous activities that involve an extraordinarily high degree of risk. Hazardous operations are subject to accidents resulting in personal injury and the loss of life or property, environmental mishaps and mechanical failures, and litigation arising from such events may result in our being named a defendant in lawsuits asserting large claims. We may be held liable in certain circumstances, including if we fail to exercise reasonable care in connection with our activities, and we may also be liable for injuries to agents, employees and contractors who are acting within the course and scope of their duties. We currently maintain liability insurance coverage with aggregate policy limits which we believe to be adequate for our operations. However:

  •
  we may not be able to continue to obtain insurance on commercially reasonable terms;

  •
  we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination; and

  •
  the dollar amount of any liabilities may exceed our policy limits.

A successful claim for which we are not fully insured could have a material adverse effect on us. No assurance can be given that we will not be subject to future claims in excess of the amount of insurance coverage which we deem appropriate to maintain.

Risks Relating to Our Relationship with Oil States Energy Services, Inc.

Oil States Energy Services, Inc. owns a significant percentage of common stock in our company, which could limit your ability to influence the outcome of stockholder votes.

        Oil States Energy Services, Inc., a wholly owned subsidiary of Oil States International, Inc., owns approximately 44.1% of our common stock outstanding as of April 18, 2007. Assuming that the underwriters do not exercise their option to purchase additional shares of common stock, Oil States Energy Services, Inc. will continue to own approximately 18.5% of our common stock after this offering. In addition, Douglas E. Swanson and Cindy B. Taylor, two current members of our board of directors, are directors of Oil States Energy Services, Inc. and executive officers of Oil States International, Inc. In addition, Oil States Energy Services, Inc. had the ability to designate a third member of our board of directors and has designated Robert G. Croyle. As a result, Oil States will be able to exercise significant influence over the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers and other significant corporate transactions, including transactions involving a change of control. The interests of Oil States may differ from yours, and Oil States may vote its common stock in a manner that may adversely affect you.

We have renounced any interest in specified business opportunities, and Oil States International, Inc. and its director nominees on our board of directors generally have no obligation to offer us those opportunities.

        Pursuant to our certificate of incorporation, we have renounced any interest or expectancy in specified business opportunities in which Oil States International, Inc., any of its affiliates or any of their respective officers, directors, employees or other agents serving as a member of our board of directors (collectively, the "Oil States Group") participates or desires or seeks to participate and that involves any aspect of the energy equipment or services business or industry. Our certificate of incorporation also provides that if any such business opportunity is presented to a person who is a member of the Oil States Group, including any of those individuals who also serves as a member of our board of directors:

  •
  no member of the Oil States Group or any of those individuals has any obligation to communicate or offer the opportunity to us; and

  •
  such entity or individual may pursue the opportunity as that entity or individual sees fit,

unless:

  •
  it was presented to a member of the Oil States Group who also serves as a member of our board of directors solely in that person's capacity as a director of our company and no other member of the Oil States Group independently received notice of or otherwise identified such opportunity; or

  •
  the opportunity was identified solely through the disclosure of information by or on behalf of our company.

        We may amend these provisions of our certificate of incorporation only by an affirmative vote of holders of at least 80% of our outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

Risks Relating to Ownership of Our Common Stock

Future sales of our common stock by our existing stockholders may depress our stock price.

        As of April 18, 2007, there were approximately 59,966,897 shares of our common stock outstanding. After the sale by us of the 13,000,000 shares of common stock offered in this offering, there will be approximately 72,966,897 shares of our common stock outstanding after this offering. We have previously filed a shelf registration statement registering all of the shares owned by Oil States Energy Services, Inc. for resale, which would continue to be available to Oil States Energy

Services, Inc. for future sales. In addition, approximately 8,991,544 shares of common stock underlying certain warrant agreements, employee stock option plans, and director stock option plans are eligible for immediate sale, and we may register for sale additional shares underlying these or other plans in the future. All of the common stock covered by current and any future registration statements may be sold by the selling security holders in market transactions from time to time. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Trading volumes of our shares of common stock have been comparatively low and, therefore, our common stock may suffer from limited liquidity and its prices will likely be volatile and its value may be adversely affected.

        Because of our relatively low trading volumes, the trading price of our common stock will likely be subject to significant price fluctuations and limited liquidity. This may adversely affect the value of your investment. In addition, our common stock price could be subject to fluctuations in response to variations in quarterly operating results, changes in management, future announcements concerning us, general trends in the industry and other events or factors as well as those described above.

We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.

        We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Our existing revolving and term credit facilities restrict our ability to pay cash dividends, and we may also enter into credit agreements or other borrowing arrangements in the future that further restrict our ability to declare or pay cash dividends on our common stock.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

        We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 125,000,000 shares of common stock and 5,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of April 18, 2007, no shares of our preferred stock were outstanding, approximately 59,966,897 shares of common stock were outstanding, and there were approximately 8,991,544 shares of common stock underlying certain warrant agreements, employee stock option plans and director stock option plans, of which options and warrants to purchase 6,538,778 shares were outstanding and 4,228,151 shares were exercisable within 60 days. The issuance of such additional shares of common stock would dilute the interests of our existing stockholders and the issuance or potential issuance of such shares may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes. Any such issuances would further dilute the interests of our existing stockholders.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

        Our certificate of incorporation authorizes our board of directors to authorize, without the approval of our stockholders, the issuance of one or more classes or series of preferred stock having such preferences, powers and relative participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

We may invest or spend the net proceeds of this offering in a manner with which you do not agree or in ways that may not earn a profit.

        We intend to use the net proceeds from this offering to fund all or a portion of our 2007 capital budget and for general corporate purposes, including working capital. However, we will retain broad discretion over the use of the proceeds from this offering, and may use the proceeds for other purposes. You may not agree with the ways we decide to use the proceeds, and our use of the proceeds may not yield any profits.

The ownership interest of Oil States Energy Services, Inc., the Rights Agreement by and between us and American Stock Transfer & Trust Company dated November 17, 2001 ("Rights Agreement"), provisions contained in our certificate of incorporation and bylaws and provisions of Delaware law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, your ability to sell your shares for a premium.

        The significant ownership position of Oil States Energy Services, Inc., our Rights Agreement, provisions contained in our certificate of incorporation and bylaws and provisions of Delaware law could make it more difficult for a third party to acquire control of our company. We have entered into a Rights Agreement that would cause extreme dilution to any person or group (other than Oil States Energy Services, Inc., its affiliates and certain of its direct transferees) who attempts to acquire a significant interest in us without advance approval of our board of directors. Our certificate of incorporation and bylaws include provisions for a classified board, limitations on the removal of directors and on stockholder proposals at meetings of stockholders and limitations on the right of stockholders to call special meetings. Our certificate of incorporation also authorizes our board of directors to authorize the issuance of preferred stock without stockholder approval. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Each of these factors could increase the difficulty for a third party to acquire us and therefore delay or prevent a change of control transaction, even if that change would be beneficial to our stockholders, which could affect the value of our common stock and reduce or eliminate your ability to sell your shares of common stock at a premium.

Lack of effective internal control over financial reporting could result in an inability to accurately report our financial results that could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

        Effective internal control over financial reporting is essential for us to produce reliable financial reports. If we cannot provide reliable financial information or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent auditors, UHY Mann Frankfort Stein and Lipp CPAs, LLP, issued a letter to our audit committee noting certain matters in our Venezuelan subsidiary that they considered material weaknesses in internal control. The matters listed in the letter included the lack of controls to mitigate the risk of fraud and the lack of controls over financial reporting; particularly, with respect to adjustments necessary to convert the Venezuelan financial statements from Venezuelan generally accepted accounting principles to accounting principles generally accepted in the United States. The same material weaknesses were identified in connection with the audit of our consolidated financial statements for the year ended December 31, 2005.

        We enacted changes in policies and procedures during 2006 designed to remediate the material weaknesses identified in our internal control over financial reporting and at December 31, 2006 such material weaknesses were remediated. However, there can be no assurance that in the future other material weakness will not arise and failure to successfully implement and maintain effective internal control over financial reporting, including any ineffectiveness of the corrective actions that may be needed to address the control deficiencies, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 13,000,000 shares of common stock in this offering will be approximately $25.0 million, after deducting underwriting discounts and estimated offering expenses of $500,000 payable by us.

        We intend to use approximately $10 million of our net proceeds from this offering to fund capital expenditures related to our proposed joint venture with Algeria's largest oil and gas operator. We expect to use these funds to purchase two snubbing units and two workover rigs that we will contribute to the venture. We expect to use the remainder of the net proceeds to fund other U.S. and international expansion opportunities and for general corporate purposes. Depending on the timing of those expenditures, we may repay all or part of our existing bank debt. Our term loan matures in March 2010, subject to extension to March 2011, and bears interest at a floating rate that was 8.75% per annum at December 31, 2006.

        If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will increase by approximately $3.8 million, after deducting the underwriters' discount. We intend to use any net proceeds from the exercise of the over-allotment option for general corporate purposes.

        The previous paragraphs describe our present estimates and intentions with respect to our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. We may find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes, which may include acquisitions. Specifically, if we are unable to complete a definitive agreement for our Algeria expansion project, the net proceeds allocated to this project may be used for other purposes. Pending these uses, we will invest the net proceeds of this offering primarily in cash equivalents or direct or guaranteed obligations of the United States government.

        We will not receive any part of the proceeds from the sale of the common stock offered by Oil States Energy Services, Inc.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. We currently intend to continue our policy of retaining earnings for use in our business and we do not anticipate paying cash dividends on our common stock. Our ability to pay cash dividends in the future on our common stock will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, and restrictions under our debt obligations, as well as other factors that our board of directors deems relevant. Our existing revolving and term credit facilities restrict our ability to pay cash dividends on our common stock.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the American Stock Exchange under the symbol "WEL." The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported by the American Stock Exchange.

	Year Ended December 31, 2005
	Low	High
First Quarter	$0.80	$1.18
Second Quarter	0.85	1.24
Third Quarter	1.01	1.64
Fourth Quarter	0.80	1.30
	Year Ended December 31, 2006
	Low	High
First Quarter	$1.02	$1.92
Second Quarter	1.55	2.50
Third Quarter	1.50	2.11
Fourth Quarter	1.55	2.32
	Year Ended December 31, 2007
	Low	High
First Quarter	$1.96	$2.87
Second Quarter (through April 18, 2007)	2.50	2.99

        On April 18, 2007, the last reported sale price of our common stock as reported by the American Stock Exchange was $2.51 per share.

        As of April 18, 2007, there were approximately 257 holders of record of our common stock. The number of holders of record does not include holders whose securities are held in street name.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of December 31, 2006 on an actual historical basis and on an as adjusted basis to reflect:

  •
  our receipt of estimated net proceeds of $25,026,000 from the sale of 13,000,000 shares of our common stock in this offering, net of the underwriting discount and other estimated offering expenses; and

  •
  prior to January 31, 2007, the application of $1,917,000 of cash and cash equivalents to repay amounts outstanding under our revolving credit facility.

        You should read this table in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
		(unaudited)
	(in thousands)
Cash and cash equivalents	$5,033	$28,142

Long-term debt, including current maturities:
Revolving credit facility	$1,917	$—
Term credit facility	8,349	8,349
Subordinated notes payable	21,166	21,166

Total long-term debt (including current portion)	31,432	29,515

Stockholders' equity:
Preferred stock, $0.00001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.00001 par value, 125,000,000 shares authorized, 59,186,000 shares issued and outstanding, actual, 72,186,000 shares issued and outstanding, as adjusted	1	1
Additional paid-in capital	94,479	119,505
Accumulated other comprehensive loss	(1,234)	(1,234)
Accumulated deficit	(54,824)	(54,824)

Total stockholders' equity	38,422	63,447

Total capitalization	$69,854	$92,962

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Included and incorporated by reference in this prospectus are certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including statements regarding our future financial position, growth strategy, budgets, projected costs, and plans and objectives of management for future operations. We use the words "may," "will," "expect," "anticipate," "estimate," "believe," "continue," "intend," "plan," "budget" and other similar words to identify forward-looking statements. You should read statements that contain these words carefully and should not place undue reliance on these statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations or assumptions will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, but are not limited to, the following factors and the other factors described in this prospectus under the caption "Risk Factors":

  •
  competition;

  •
  changes in economic or political conditions in the markets in which we operate; and

  •
  the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters.

        We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict or that we are unable to control. We do not undertake any obligation to update or revise publicly any forward-looking statements. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL INFORMATION

        The unaudited pro forma consolidated financial information was prepared to present the effect of our acquisition of HWC on March 3, 2006.

        The unaudited pro forma consolidated financial information for the year ended December 31, 2005 and the year ended December 31, 2006 each gives effect to our acquisition of HWC as if it had occurred January 1, 2005 for the pro forma consolidated financial information for the year ended December 31, 2005 and January 1, 2006 for the pro forma financial information for the year ended December 31, 2006. It combines our statements of income for the year ended December 31, 2005 and December 31, 2006 with the statements of income of HWC for the year ended December 31, 2005 and the two-month period ended February 28, 2006, respectively. The unaudited pro forma condensed statements of operations have been included as required by the rules of the Securities and Exchange Commission and are provided for comparison purposes only.

        The unaudited pro forma consolidated financial information should be read in conjunction with our historical financial statements and the historical financial statements of HWC and the related notes thereto. The unaudited pro forma consolidated financial information is based upon assumptions and includes adjustments as explained in the notes to the unaudited pro forma condensed financial statements, and the final recording of the transactions could differ. The unaudited pro forma condensed statements of operations are not necessarily indicative of the financial results that would have occurred had the acquisition been effective on and as of the date indicated and should not be viewed as indicative of operations in the future.

PRO FORMA CONDENSED STATEMENT OF OPERATIONS
Year Ended December 31, 2005
(in thousands except per share amounts)
(unaudited)

	HWC	B&C	Pro Forma Adjustments	Reference	Consolidated
Revenues	$40,117	$29,537	$—		$69,654
Cost of sales	28,274	14,488	—		42,762

Gross margin	11,843	15,049	—		26,892
Service and other costs	26	7,098	—		7,124
Selling, general and administrative	2,583	2,674	—		5,257
Corporate overhead allocation	230	—	(230)	A	—
Depreciation and amortization	3,771	714	(328)	B	4,157

Operating income	5,233	4,563	558		10,354
Interest expense and other, net	105	655	2,293	C D E F G H I	3,053

Income before income taxes	5,128	3,908	(1,735)		7,301
Income tax expense	2,247	1,129			3,376

Net income	2,881	2,779	(1,735)		3,925
Preferred dividends requirements & accretions	—	874	(874)	J K L	—

Net income attributable to common stockholders	$2,881	$1,905	$(861)		$3,925

Basic Earnings per Common Share:
Net Income		$0.06	$0.01		$0.07
Weighted Average Common Shares Outstanding—Basic		29,507	28,998	K M	58,505
Diluted Earnings per Common Share:
Net Income		$0.06	$0.01		$0.07
Weighted Average Common Shares Outstanding—Diluted		31,374	28,998	K M	60,372

PRO FORMA CONDENSED STATEMENT OF OPERATIONS
Year Ended December 31, 2006
(in thousands except per share amounts)
(unaudited)

	HWC(1)	B&C(1)	Pro Forma Adjustments	Reference	Consolidated
Revenues	$8,541	$97,030	$—		$105,571
Cost of sales	5,316	52,281	—		57,597

Gross margin	3,225	44,749	—		47,974
Service and other costs	—	15,597	597	A1	16,194
Selling, general and administrative	597	4,118	(597)	A1	4,118
Foreign currency translation	41	259	—		300
Depreciation and amortization	700	4,883	223	B1	5,806

Operating income	1,887	19,892	(223)		21,556
Interest expense and other, net	42	2,860	192	C1	3,094

Income before income taxes	1,845	17,032	(415)		18,462
Income tax expense	924	5,867	(426)	D1	6,365

Net income	921	11,165	11		12,097
Preferred dividends requirements & accretions	—	(616)	616	E1	—

Net income attributable to common stockholders	$921	$11,781	$(605)		$12,097

Basic Earnings per Common Share:
Net Income		$0.22	(0.01)		$0.21
Weighted Average Common Shares Outstanding—Basic		53,772	6,413	F1	60,185
Diluted Earnings per Common Share:
Net Income		$0.21	$(0.01)		$0.20
Weighted Average Common Shares Outstanding—Diluted		55,036	6,419	G1	61,455

(1)
HWC was acquired effective March 1, 2006 and is included in our operations results for the ten months ended December 31, 2006. The operating results for HWC for the two month period ended February 28, 2006 are presented separately in the pro forma presentation above.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments for the December 31, 2005 Financial Statements

A.
Reverse allocation of corporate overhead of $230,000 from Oil States International, Inc.

B.
Reduce depreciation expense by $328,000 for increase in average useful life of fixed assets.

C.
Repay existing subordinated debt of $5,100,000 ($3,600,000 in long term debt and $1,500,000 in current debt) with borrowings under new credit facility, eliminate interest expense of $334,000 net of troubled debt restructuring credits for the twelve months ended December 31, 2005.

D.
Settle existing current senior debt of $750,000 with borrowings under new credit facility and eliminate interest expense of $53,000 for the twelve months ended December 31, 2005.

E.
Borrow $2,556,000 under new credit facility at Wells Fargo's prime commercial lending rate, resulting in an increase in interest expense of $210,000 for the twelve months ended December 31, 2005.

F.
Issue $21,166,000 of subordinated notes as a component of the purchase price in the acquisition of HWC. Increase in interest expense by a total of $2,117,000 for the twelve months ended December 31, 2005.

G.
Borrow $9,700,000 under new term loan at Wells Fargo's prime commercial lending rate plus a margin of 0.50%, of which $1,940,000 is current, resulting in an increase in interest expense of $757,000 for the twelve months ended December 31, 2005.

H.
Pay estimated capitalized deferred finance fees of $175,000 and amortize $44,000 in 2005.

I.
Reverse other interest expense for HWC and Boots and Coots of $448,000.

J.
Repurchase 50,000 shares of Series A preferred stock of $5,000,000 with borrowings under new credit facility and eliminate dividend expense of $700,000 for the twelve months ended December 31, 2005.

K.
Settle accrued dividends and interest of $2,536,000 on Series A preferred stock through issuance of 2,536,000 shares of common stock (valued at $1.00 per share) and eliminate compounded dividends in the amount of $146,000 for the twelve months ended December 31, 2005. The settlement and issuance transactions net to zero within additional paid in capital.

L.
Repurchase 2,800 shares of Series C preferred stock for $267,000 with borrowings under new credit facility and eliminate dividend expense of $28,000 for the twelve months ended December 31, 2005.

M.
Issue 26,462,137 shares of common stock in the acquisition of HWC for value of $26,462,000.

Pro Forma Adjustments for the December 31, 2006 Financial Statements

A1
Reclassification of HWC S, G & A of $597,000 to service and other costs.

B1
Depreciate stepped up basis of HWC fixed assets for January and February 2006 for $223,000.

C1
Reverse first quarter deferred financing write-off of $809,000, reverse first quarter interest credit related to December 2000 subordinated debt of ($598,000), reverse January and February third party interest expense of $93,000, reverse January and February Oil States intercompany interest expense of $40,000, add January and February interest for Oil States subordinated debt of $353,000, add January and February interest for term note of $141,000, and January and February interest for revolving credit facility of $42,000.

D1
Adjust estimated income tax by $426,000 to an effective rate of 34.9%.

E1
Reverse preferred dividend requirement of $616,000.

F1
Adjust weighted average shares outstanding by 6,413,000 shares for acquisition related shares issued in March.

G1
Adjust weighted average shares outstanding by 6,419,000 shares for acquisition related shares issued in March.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth certain historical financial data as of and for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006 which has been derived from our audited consolidated financial statements. This data should be read in conjunction with the consolidated financial statements, including the notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share amounts)
INCOME STATEMENT DATA:
Revenues	$14,102	$35,935	$24,175	$29,537	$97,030
Operating income (loss)	(1,539)	10,234	1,066	4,563	19,892
Income (loss) from continuing operations	(2,525)	6,609	(290)	2,779	11,165
Income (loss) from discontinued operations, net of income taxes	(6,179)	482	42	—	—
Gain (loss) from sale of discontinued operations, net of income taxes	(476)	—	—	—	—
Net income (loss)	(9,180)	7,091	(248)	2,779	11,165
Net income (loss) attributable to common stockholders	$(12,292)	$5,868	$(996)	$1,905	$11,781
Basic income (loss) per common share:
Continuing operations	$(0.53)	$0.25	$(0.04)	$0.06	$0.22
Discontinued operations	(0.61)	0.02	—	—	—
Net income (loss)	$(1.14)	$0.27	$(0.04)	$0.06	$0.22
Weighted average common shares outstanding—Basic	10,828	21,878	28,142	29,507	53,772
Diluted income (loss) per common share:
Continuing operations	$(0.53)	$0.24	$(0.04)	$0.06	$0.21
Discontinued operations	(0.61)	0.02	—	—	—
Net income (loss)	$(1.14)	$0.26	$(0.04)	$0.06	$0.21
Weighted average common shares outstanding—Diluted	10,828	22,218	28,142	31,374	55,036

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
BALANCE SHEET DATA:
Total assets	$7,036	$19,726	$18,393	$14,767	$101,017
Long-term debt and notes payable, including current maturities (1)	15,000	12,398	7,680	6,448	31,432
Working capital (deficit) (2)	(16,994)	9,375	2,553	3,565	25,512
Stockholders' equity (deficit) (3)	$(13,988)	$380	$1,180	$3,795	$38,422
Common shares outstanding	11,216	27,300	29,439	29,594	59,186

(1)
The improvement in long-term debt and notes payable including current maturities and working capital from 2003 to 2004 is a result of restructuring our obligations with Prudential in 2004. The increase in long term debt from 2005 to 2006 is a result of debt issued to Oil States Energy Services, Inc. and the credit agreement with Wells Fargo entered into in conjunction with the HWC acquisition.

(2)
Working capital is the dollar amount of current assets less current liabilities. The change in working capital from 2002 to 2003 is a result of increased business activities in 2003 which resulted in higher levels of cash and receivables and payments on long term debt and reclassifying subordinated debt from current to long term debt. The increase in working capital from 2005 to 2006 is a result of the HWC acquisition.

(3)
The change in stockholders' equity from 2002 and 2003 is a result of net income in 2003, a short swing profit contribution and various issuances of common stock. The increase in stockholders' equity from 2005 to 2006 is a result of the HWC acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our consolidated financial statements and the related notes included elsewhere in this prospectus. We refer to the hydraulic well control business of Oil States International, Inc., which we purchased in March 2006, as "HWC."

Overview

        We provide a suite of integrated pressure control and related services to onshore and offshore oil and gas exploration and development companies, principally in North America, South America, North Africa, West Africa, and the Middle East. Our well intervention segment consists of services that are designed to enhance production for oil and gas operators and to reduce the number and severity of critical well events such as oil and gas well fires, blowouts, or other losses of control at the well. Our well intervention segment includes services performed by hydraulic workover and snubbing units that are used to enhance production of oil and gas wells. These units may be used for underbalanced drilling, workover, well completions and plugging and abandonment services. The scope of these services also includes training, contingency planning, well plan reviews, audits, inspection services, and engineering services. Our response segment consists of personnel, equipment and emergency services utilized during a critical well event.

        On March 3, 2006, we acquired HWC. The transaction was effective for accounting and financial purposes as of March 1, 2006. As consideration for HWC, we issued approximately 26.5 million shares, or approximately 45%, of our common stock and subordinated promissory notes with an aggregate balance of $15 million, adjusted to $21.2 million during the quarter ended June 30, 2006, after a $6.2 million adjustment for working capital acquired. As a result of the acquisition, we also provide hydraulic units for emergency well control situations and various well intervention solutions involving workovers, well drilling, well completions and plugging and abandonment services. Hydraulic units may be used for both routine and emergency well control situations in the oil and gas industry. Our hydraulic workover units are specially designed for moving tubulars in and out of a wellbore using hydraulic pressure. These units may also be used for snubbing operations, servicing wells that are under pressure. When a unit is snubbing, it is pushing pipe or tubulars into the wellbore against wellbore pressures.

        We generate our revenues from well intervention and emergency response services. Response services are generally associated with a specific well control emergency or critical "event" whereas well intervention services are generally "non-event" related. The frequency and scale of occurrence for response services varies widely and is inherently unpredictable. There is little statistical correlation between common industry activity indicators such as commodity pricing, activity forecasts, E&P operating budgets and resulting response revenues. Well intervention services provide a more predictable base of revenues. Historically we have relied upon event driven services as the primary source of our operating revenues, but more recently our strategy has been to achieve greater contribution from well intervention service revenues. Our acquisition of HWC combined with organic growth in our well intervention service and product offerings has significantly reduced the volatility of our revenues, however, our profitability is still significantly affected by event driven services.

Results of Operations

        Summary consolidated operating results for the fiscal years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Revenues	$97,030	$29,537	$24,175
Costs and expenses:
Cost of sales	52,281	14,488	11,929
Operating expenses	15,597	7,098	6,921
Selling, general and administrative	4,118	2,674	3,370
Other operating expense	259	—	—
Depreciation and amortization	4,883	714	889

Operating income	19,892	4,563	1,066
Interest expense and other, net	2,860	655	864
Income tax expense	5,867	1,129	492

Income (loss) from continuing operations	11,165	2,779	(290)
Income from discontinued operations, net of income taxes	—	—	42
Net income (loss)	11,165	2,779	(248)
Stock and warrant accretion	—	—	(13)
Preferred dividends accrued	616	(874)	(735)
Net income (loss) attributable to common stockholders	$11,781	$1,905	$(996)

        We operate in two business segments: Well Intervention and Response. Intercompany transfers between segments were not material. Our accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. For purposes of this presentation, operating expenses and depreciation and amortization have been charged to each segment based upon specific identification of expenses and a pro rata allocation of remaining non-segment specific expenses are assigned between segments based upon relative revenues. Selling, general and administrative and corporate expenses have been allocated between segments in proportion to their relative revenue. Business segment operating data from continuing operations is presented for purposes of management's discussion and analysis of operating results.

        While cost of sales expenses are variable based upon the type of revenue generated, most of our operating expenses represent fixed costs for base labor charges, rent and utilities. Consequently, operating expenses increase only slightly as a result of responding to a critical event. During periods of extremely high response activity, we utilize third party consultants to support our response staff and costs of sales will rise more significantly. In the past, during periods of few critical events, resources dedicated to emergency response were underutilized or, at times, idle, while the fixed costs of operations continued to be incurred, contributing to significant operating losses. To mitigate these consequences, we are actively seeking to expand our non-event services. These services primarily utilize existing personnel to maximize utilization with only slight increases in fixed operating costs.

        Our Well Intervention segment consists of services that are designed to enhance production for oil and gas operators and reduce the number and severity of critical well events such as oil and gas well fires, blowouts, or other losses of control at the well. This segment includes services performed by hydraulic workover/snubbing units that are used to enhance production of oil and gas wells. These units are used for underbalanced drilling, workover, well completions and plugging and abandonment services. This segment also includes services that are designed to reduce the number and severity of critical well events offered through our SafeGuard and WELLSURE®risk management programs, including training, contingency planning, well plan reviews, audits, inspection services and engineering services.

        The Response segment consists of personnel, equipment and services provided during an emergency response such as a critical well event or a hazardous material response. These services also include snubbing and pressure control services provided during a response which are designed to minimize response time and mitigate damage while maximizing safety. Information concerning operations in our two different business segments for the years ended December 31, 2006, 2005 and 2004 is presented below. Certain reclassifications have been made to the prior periods to conform to the current presentation.

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Revenues
Well Intervention	$76,653	$13,860	$8,050
Response	20,377	15,677	16,125

	$97,030	$29,537	$24,175

Cost of Sales
Well Intervention	$46,562	$6,226	$4,216
Response	5,719	8,262	7,713

	$52,281	$14,488	$11,929

Operating Expenses (1)
Well Intervention	$10,104	$3,531	$2,676
Response	5,493	3,567	4,245

	$15,597	$7,098	$6,921

Selling, General and Administrative (2)
Well Intervention	$3,514	$1,255	$1,122
Response	863	1,419	2,248

	$4,377	$2,674	$3,370

Depreciation and Amortization (1)
Well Intervention	$4,637	$310	$261
Response	246	404	628

	$4,883	$714	$889

Operating Income
Well Intervention	$11,835	$2,538	$(225)
Response	8,057	2,025	1,291

	$19,892	$4,563	$1,066

(1)
Operating expenses and depreciation and amortization have been charged to each segment based upon specific identification of expenses and an allocation of remaining non-segment specific expenses pro rata between segments based upon relative revenues.

(2)
Selling, general and administrative expenses have been allocated pro rata between segments based upon relative revenues and includes other operating expenses.

Comparison of the Year ended December 31, 2006 with the Year ended December 31, 2005

Revenues

        Well intervention revenues were $76,653,000 for the year ended December 31, 2006, compared to $13,860,000 for the year ended December 31, 2005, representing an increase of $62,793,000, or 453.1% in the year ended December 31, 2006. The increase was primarily the result of the inclusion of $53,826,000 of HWC's snubbing and hydraulic workover revenues for ten of the twelve months ended December 31, 2006. Safeguard revenues increased $6,298,000 or 88.1% during the year due to an increase in international revenues primarily in Algeria. The remaining increase in revenue for the year ended December 31, 2006 was primarily due to remediation work in the Gulf of Mexico.

        Response revenues were $20,377,000 for the year ended December 31, 2006, compared to $15,677,000 for the year ended December 31, 2005, an increase of $4,700,000, or 30.0% in the year ended December 31, 2006. This increase was due to international activity which included extended jobs in Africa and Indonesia during the quarter ended December 31, 2006.

Cost of Sales

        Well intervention cost of sales were $46,562,000 for the year ended December 31, 2006, compared to $6,226,000 for the year ended December 31, 2005, an increase of $40,336,000, or 647.9% in the year ended December 31, 2006. The increase was primarily the result of inclusion of $36,581,000 of HWC's snubbing and hydraulic workover cost of sales for ten of the twelve months ended December 31, 2006. The remaining cost increase of $3,755,000 during the twelve months of 2006 compared to the same period in 2005 was primarily due to increases in activity attributable to our Safeguard international business (primarily in Algeria).

        Response cost of sales were $5,719,000 for the year ended December 31, 2006, compared to $8,262,000 for the year ended December 31, 2005, a decrease of $2,543,000, or 30.8% in the year ended December 31, 2006. This decrease was the result of reduced subcontractor costs for third party field personnel security which were $5,087,000 during 2005. For the year ended December 31, 2006, cost of sales was 28.1% of revenue which is more typical of direct costs associated with international response revenue.

Operating Expenses

        Consolidated operating expenses were $15,597,000 for the year ended December 31, 2006, compared to $7,098,000 for the year ended December 31, 2005, an increase of $8,499,000, or 119.7% in the year ended December 31, 2006. This increase was primarily the result of inclusion of $3,951,000 related to support personnel and facility expense of the snubbing and hydraulic workover service line for ten of the twelve months ended December 31, 2006. The remaining operating cost increase during the twelve months ended December 31, 2006 was primarily due to business development expense associated with increased international business activities, incentive compensation expense and administrative costs. The twelve month period ended December 31, 2006 includes expense of $976,000 related to stock option expense pursuant to our adoption of SFAS No. 123R which requires the expensing of stock options beginning January 1, 2006.

Selling, General and Administrative Expenses

        Consolidated selling, general and administrative expenses were $4,377,000 for the year ended December 31, 2006, compared to $2,674,000 for the year ended December 31, 2005, an increase of $1,703,000, or 63.7% in the year ended December 31, 2006. This increase was primarily due to professional service fees, incentive compensation expense and $312,000 of stock option expense in the year ended December 31, 2006 pursuant to our adoption of SFAS No. 123R which requires the expensing of stock options beginning January 1, 2006. During the twelve months ended December 31,

2006, SG&A expense represented 4.5% of consolidated revenues compared to 9.1% of revenues in the prior year.

Depreciation and Amortization

        Consolidated depreciation and amortization expense increased by $4,169,000 for the year ended December 31, 2006 compared to the 2005 period, due to the inclusion of depreciation expense of $4,342,000 associated with the snubbing and hydraulic workover service line for ten of the twelve months ended December 31, 2006.

Interest Expense and Other, Net

        The increase in interest and other expenses, net, of $2,205,000 for the year ended December 31, 2006 as compared to the prior year is set forth in the table below:

	For the Year Ended December 31,
	2006	2005
	(in thousands)
Interest expense—senior secured debt	9	53
Interest on subordinated notes (Prudential)	102	666
Interest credit related to December 2000 subordinated debt restructuring	(598)	(332)
Interest expense—credit agreement	829	—
Interest expense—subordinated debt (Oil States)	1,752	—
Amortization of deferred finance cost on credit facility	41	—
Amortization of deferred finance cost on subordinated debt	809	202
Interest expense on financing agreements	85	56
Interest income on cash investments	(177)	(49)
Gain (loss) on foreign exchange	—	(14)
Legal settlements and other	8	73

Total interest expense and other, net	$2,860	$655

Income Tax Expense

        Income taxes for the year ended December 31, 2006 were $5,867,000, or 34.45% of pre-tax income compared to the year ended December 31, 2005 of $1,129,000, or 28.9% of pre-tax income. We have determined that as a result of the acquisition of HWC we have experienced a change of control pursuant to limitations set forth in Section 382 of the IRS rules and regulations. As a result, we are limited to utilizing approximately $3.2 million of U.S. net operating losses (NOL) to offset U.S. taxable income generated during the tax year ended December 31, 2006 and expect lower dollar limits in future years until our U.S. NOL's are either completely used or expire. In 2005, the tax expense was due to taxable income in foreign jurisdictions. All 2005 U.S. tax expense was offset by utilization of NOL's.

Comparison of the Year ended December 31, 2005 with the Year ended December 31, 2004

Revenues

        Well Intervention revenues were $13,860,000 for the year ended December 31, 2005, compared to $8,050,000 for the year ended December 31, 2004, representing an increase of $5,810,000, or 72.2% in the year ended December 31, 2005. The increase was primarily the result of work performed under Safeguard agreements in Algeria and a moderate increase in service fees generated from the WELLSURE® program. These increases were offset by a reduction in Venezuelan activity.

        Response revenues were $15,677,000 for the year ended December 31, 2005, compared to $16,125,000 for the year ended December 31, 2004, a decrease of $448,000, or 2.8% in the year ended December 31, 2005. This decrease was the result of lower revenues from response to critical well events in Iraq of $1,963,000, of which, $1,301,000 was an increase of third party subcontractor pass-through revenue for field personnel security, offset by increased domestic activity in the Gulf of Mexico.

Cost of Sales

        Well Intervention cost of sales were $6,226,000 for the year ended December 31, 2005, compared to $4,216,000 for the year ended December 31, 2004, an increase of $2,010,000, or 47.7% in the year ended December 31, 2005. The increase is due to the increased variable expense associated with the related increased revenue in Algeria and the WELLSURE® program, partially offset by decreased variable expense in the Venezuelan operation.

        Response cost of sales were $8,262,000 for the year ended December 31, 2005, compared to $7,713,000 for the year ended December 31, 2004, an increase of $549,000, or 7.1% in the year ended December 31, 2005. This increase was the result of subcontractor costs of $5,341,000 for field personnel security related to Iraq response activities as compared to $4,040,000 expensed during 2004. The subcontractor costs were third party pass-through charges. Excluding these pass-through charges, response cost of sales would have been $2,921,000 and $3,673,000 for the year ended December 31, 2005 and 2004, respectively.

Operating Expenses

        Consolidated operating expenses were $7,098,000 for the year ended December 31, 2005, compared to $6,921,000 for the year ended December 31, 2004, an increase of $177,000, or 2.6% in the year ended December 31, 2005. This increase is due to increased business development expense, and administrative costs associated with international business activities.

Selling, General and Administrative Expenses

        Consolidated selling, general and administrative expenses were $2,674,000 for the year ended December 31, 2005, compared to $3,370,000 for the year ended December 31, 2004, a decrease of $696,000, or 20.7%. This decrease is primarily related to reduced litigation expense compared to 2004, partially offset by increases in costs related to compliance with the Sarbanes Oxley Act of 2002 and related regulatory requirements.

Depreciation and Amortization

        Consolidated depreciation and amortization expense decreased by $175,000 for the year ended December 31, 2005 compared to the 2004 period, as a result of certain assets being fully depreciated by year end 2004.

Interest Expense and Other, Net,

        The reduction in interest and other expenses, net, of $209,000 for the year ended December 31, 2005 as compared to the prior year is set forth in the table below:

	For the Year Ended December 31,
	2005	2004
	(in thousands)
Financing fees	—	190
Interest expense—senior debt	53	74
Interest on subordinated notes	666	1,084
Interest credit related to December 2000 subordinated debt restructuring	(332)	(829)
Deferred interest on subordinated debt	202	76
Interest income on cash investments	(49)	(25)
Gain (loss) on foreign exchange	(14)	(94)
Legal settlements and other	129	388

Total Interest and Other, Net	$655	$864

Income Tax Expense

        Income taxes for the year ended December 31, 2005 and 2004 were $1,129,000 and $492,000, respectively, and are a result of comparative taxable income in foreign operations and changes in the foreign tax laws. Algeria activity starting in 2005 accounted for most of the increase in income tax expense.

Liquidity and Capital Resources

Liquidity

        At December 31, 2006, we had working capital of $25,512,000, including a cash balance of $5,033,000. We ended the year with stockholders' equity of $38,422,000. For the year, we generated operating income of $19,892,000 and net cash provided by operating activities was $4,400,000. Capital expenditures were $6,882,000 and $306,000 during the years ended December 31, 2006 and 2005, respectively. Net cash used in investing activities was $1,687,000. During the year ended December 31, 2006, we utilized our credit facility with Wells Fargo Bank, borrowing $10,850,000 to retire our senior secured loan facility of $750,000 and a 12% senior subordinated note of $4,800,000 and to redeem $5,300,000 in preferred stock. The acquisition of HWC increased our working capital by $10,368,000 effective March 1, 2006.

        On December 31, 2006, we had $1,754,000 of cash and $15,823,000 in accounts receivable attributable to our Venezuelan operations. Of this cash, $1,209,000 was denominated in U.S. Dollars and resided in a U.S. bank. The remaining $545,000 was denominated in Bolivars and resided in a Venezuelan bank. Of the total Venezuela accounts receivable balance. $7,509,000 was denominated in Venezuelan bolívares and are subject to market risks. The remaining $8,314,000 was denominated in U.S. dollars. Effective February 5, 2004, the exchange rate in Venezuela changed from 1,600 to 1,920 Bolivars to the U.S. dollar and effective March 1, 2005, the exchange rate in Venezuela further devalued from 1,920 to 2,150 Bolivars to the U.S. dollar. We have taken charges to equity under the caption "foreign currency translation loss" for 0 and $361,000 during the years ended December 31, 2006 and 2005, respectively, to reflect the devaluation of the Bolivar. We have registered with the control board (CADIVI) in order to have a portion of total receivables in U.S. dollar payments made directly to a United States bank account. Venezuela is also on the U.S. government's "watch list" for highly inflationary economies. The Venezuelan government has made it very difficult for U.S. dollars to be repatriated. Management continues to monitor the situation closely.

Disclosure of on and off balance sheet debts and commitments:

        Our known contractual obligations at December 31, 2006 are reflected in the table below.

Future commitments (000's)

Description	TOTAL	Less than 1 year	1-3 years	3-5 years	After 5 years
Long and short term debt and notes payable
Term loan	$8,349	$1,940	$3,880	$2,529	$—
Revolving credit facility	1,917	—	—	1,917	—
Subordinated debt	21,166	—	—	21,166	—
Future minimum lease Payments	4,174	470	760	768	2,176

Total commitments	$35,606	$2,410	$4,640	$26,380	$2,176

Credit Facilities/Capital Resources

        On August 13, 2004, we restructured our subordinated debt facility with Prudential. The principal balance of $9,635,000 would have been due on December 30, 2005. Under the amended terms, we paid principal of $2,000,000 on August 13, 2004 plus accrued interest of $28,667. We were also required to pay down approximately $1,635,000 of principal on December 15, 2004. The December 31, 2005 remaining balance of $5,100,000 was to be paid in equal quarterly installments over the next four years with a final maturity of December 31, 2009. This restructuring also extended the amortization period of the remaining troubled debt restructuring related credit over the life of the restructured facility. In connection with the restructuring, Prudential also exchanged its remaining 582 shares of Series E preferred stock for 55,429 shares of common stock and surrendered its warrants to purchase 2,418,000 shares of common stock, and we issued Prudential 1,250,000 shares of common stock valued at $1,088,000 as well as 524,206 shares of common stock to pay accrued and unpaid dividends owed on Series E and Series G preferred stock.

        In conjunction with the acquisition of HWC on March 3, 2006, we and our wholly owned subsidiary, IWC Services, LLC, entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, which established a revolving credit facility of $10.3 million, subject to an initial borrowing base of $6.0 million, and a term credit facility of $9.7 million. The term credit facility is due and payable in full on March 3, 2010, subject to extension under certain circumstances to March 3, 2011. The revolving credit facility is due and payable in full on March 3, 2010, subject to a year to year renewal thereafter. We utilized initial borrowings totaling $10.9 million under the credit facilities to repay the then outstanding senior and subordinated debt in full and repurchase all of our outstanding shares of preferred stock and for other corporate purposes. The $9.7 million credit facility is payable monthly over sixty months. Interest is accrued and payable monthly for both agreements.

        The Credit Agreement is secured by substantially all of our assets, including by our equity ownership in our subsidiaries. Unused line fees are due monthly on the revolving credit facility and range from 0.25% to 0.50% per annum, based on the ratio of the outstanding principal amount under the Credit Agreement to our consolidated EBITDA. At our option, borrowings under the Credit Agreement bear interest at either (i) Wells Fargo's prime commercial lending rate, or (ii) the Inter-Bank Market Offered Rate plus a margin ranging, as to the revolving credit facility, from 0.50% to 1.50% per annum, and, as to the term credit facility, from 3.00% to 3.50%, which margin increases or decreases based on the ratio of the outstanding principal amount under the Credit Agreement to our consolidated EBITDA. The interest rates for the revolving credit facility and the term credit facility were 8.25% and 8.75%, respectively, at March 22, 2006.

        The Credit Agreement, as amended, contains various restrictive covenants and compliance requirements, including (1) maintenance of a minimum book net worth through December 31, 2006 equal to 90% of the pro forma book net worth calculated on March 1, 2006, but in no event less than $25,000,000, or, for each fiscal year thereafter, equal to the greater of the minimum book net worth required for the preceding fiscal year or 85% of book net worth on the last day of the preceding fiscal year. For these purposes "book net worth" means the aggregate of our common and preferred stockholders' equity on a consolidated basis; (2) maintenance of a minimum ratio of our consolidated EBITDA less unfinanced capital expenditures to principal and interest payments required under the Credit Agreement, on a trailing twelve month basis, of 1.50 to 1.00; (3) notice within five (5) business days of making any capital expenditure exceeding $500,000; (4) limitation on the incurrence of additional indebtedness except for indebtedness arising under subordinated notes in the aggregate amount of $21,166,000 owing to Oil States Energy Services, Inc., indebtedness existing on the date of the Credit Agreement, and indebtedness existing between us and our subsidiaries that is unsecured and subordinated to the indebtedness arising under the Credit Agreement. Substantially all of our assets are pledged as collateral under the debt agreements. We were in compliance with these covenants at December 31, 2006 and through the date of this report.

        The $21,166,000 owing to Oil States Energy Services, Inc. is an unsecured subordinated debt which bears interest at a rate of 10% per annum, with a one time principal payment on September 9, 2010. Interest is accrued monthly and payable quarterly.

Critical Accounting Policies

        In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies," we have identified the accounting principles which we believe are most critical to the reported financial statements by considering accounting policies that involve the most complex or subjective decisions or assessment. We have identified our most critical accounting policies to be those related to revenue recognition, allowance for doubtful accounts and income taxes.

        Revenue Recognition—Revenue is recognized on our service contracts primarily on the basis of contractual day rates as the work is completed. Revenue and cost from product and equipment sales is recognized upon customer acceptance and contract completion.

        Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, related workman's compensation insurance, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred. Fixed assets are depreciated over their useful lives. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

        We recognize revenues under the WELLSURE® program as follows: (a) initial deposits for pre-event type services are recognized ratably over the life of the contract period, typically twelve months (b) revenues and billings for pre-event type services provided are recognized when the insurance carrier has billed the operator and the revenues become determinable and (c) revenues and billings for contracting and event services are recognized based upon our predetermined day rates and sub-contracted work as incurred.

        Allowance for Doubtful Accounts—We perform ongoing evaluations of our customers and generally do not require collateral. We assess our credit risk and provide an allowance for doubtful accounts for any accounts which we deem doubtful of collection.

        Income Taxes—We account for income taxes pursuant to the SFAS No. 109 "Accounting For Income Taxes," which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and available tax carry forwards. The domestic tax liabilities are offset by the usage of our net domestic operating loss carry forwards. The provision for tax expense includes foreign income taxes from Algeria and

Venezuela and a minimal amount of domestic alternative minimum tax liability (See "Note G" Income Taxes to the consolidated financial statements).

        Share-based compensation—We have adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants and directors; including employee stock options based on estimated fair values. SFAS No. 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123R. We have applied the provisions of SAB 107 in our adoption of SFAS No. 123R.

Recent Accounting Pronouncements

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN48"), an interpretation of FASB Statement No. 109. FIN48 establishes the threshold for recognizing the benefits of tax-return positions in the financial statements as more-likely-than-not to be sustained by the taxing authorities, and prescribes a measurement methodology for those positions meeting the recognition threshold. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting FIN48 which becomes effective for the fiscal year beginning after December 15, 2006.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting SFAS No. 157, which becomes effective for the fiscal years beginning after November 15, 2007.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting SFAS No. 159, which becomes effective for the fiscal years beginning after November 15, 2007.

BUSINESS

History of Boots & Coots

        Boots & Coots International Well Control, Inc. was incorporated in Delaware in April 1988, and remained largely inactive until acquiring IWC Services, Inc., a Texas corporation ("IWC Services"), on July 29, 1997. IWC Services was a global-response oil and gas well control service company that specialized in responding to and controlling oil and gas well emergencies, including blowouts and well fires. IWC Services was organized in June 1995 by six former key employees of the Red Adair Company.

        On July 31, 1997, we acquired substantially all of the operating assets of Boots & Coots, L.P., a Colorado limited partnership, and the stock of our subsidiary corporations, Boots & Coots Overseas, Ltd., and Boots & Coots de Venezuela, S.A. Boots & Coots, L.P. and our subsidiaries were engaged in oil well fire fighting, snubbing and blowout control services. Boots & Coots, L.P. was organized by Boots Hansen and Coots Matthews, two former employees of the Red Adair Company who, like the founders of IWC Services, left that firm to form an independent company, which was a primary competitor of IWC Services. As a consequence of the acquisition of Boots & Coots, L.P., we became a leader in the worldwide oil well firefighting and blowout control industry, reuniting many of the former employees of the Red Adair Company.

        On March 3, 2006, we acquired HWC, which provides hydraulic units for pressure well control situations (snubbing) and provides various hydraulic well control solutions involving workover, well drilling, well completion, and plugging and abandonment to the oil and gas industry. We provide our workover products and services primarily to customers in the United States, Venezuela, the Middle East, North Africa and West Africa, for both onshore and offshore applications. Workover products and services are used in operations on a producing well to restore or increase production. Workover services are typically used during the development, production and abandonment stages of the well. Our hydraulic workover/snubbing units are used for workover operations and snubbing operations in pressure situations.

        A hydraulic workover/snubbing unit is a specially designed rig used for moving tubulars in and out of a wellbore using hydraulic pressure. These units may be used for servicing wells that are not producing or for working on wells under pressure. These units may be used for underbalanced drilling and workover and also in well control applications. When a unit is snubbing, it is pushing pipe or tubulars into the well bore against well bore pressures. Because of their small size and ability to work on wells under pressure, hydraulic workover units offer some advantages over larger workover rigs and conventional drilling rigs. However, most wells where we perform workover services are wells with no pressure.

        Our business is primarily dependent on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for workover and drilling services in our operating areas, which directly affects demand for our pre-event planning, prevention, engineering, workover and other non-event related products and services, and may indirectly impact the longer-term prospects for our well control and other event-driven services. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, political and economic conditions, governmental regulation and the availability and cost of capital.

        Business Strategy.    The market for well control response services is finite, with services dependent upon the occurrence of blowouts that cannot be reasonably predicted. Accordingly, we have endeavored to build upon our demonstrated strengths in risk management by increasing our more predictable revenues from our well intervention services. During 2006 we were successful in growing these additional services primarily in international markets by utilizing our existing business platform. The acquisition of HWC represents a significant expansion of our strategy to include the acquisition of assets that support our business strategy. We intend to continue to seek complementary business acquisitions that would enable us to attain more predictable levels of income, broaden our pressure control service capabilities and increase our geographic presence.

        Executive Offices.    Our principal offices are located at 7908 N. Sam Houston Parkway W., 5th Floor, Houston, Texas 77064, and our telephone number is (281) 931-8884. Our website is located at www.boots-coots.com. The information on or that can be accessed through our website is not part of this prospectus.

Business Segments

Well Intervention

        History.    In 1999, we began to offer well intervention services in an effort to reduce the uncertainty of revenue in the response business. Well intervention services began with the introduction of SafeGuard services in Alaska. We expanded our SafeGuard services into Venezuela in late 1999 and into Algeria in 2001. The SafeGuard operations in Algeria were significantly expanded in 2004 when we entered into new long-term contracts with Algeria's national oil and gas company, Sonatrach, and ENSP, one of the Algeria national oil and gas service providers.

        WELLSURE® also began in 1999 as the first group of customers joined the program which provides oil and gas operators and insurance underwriters a medium for effective management of well control insurance costs. WELLSURE® expanded internationally into Canada in 2003 and Indonesia in 2004.

        The most substantial increase in well intervention services resulted from our March 3, 2006 acquisition of HWC. HWC significantly expanded our pressure control services offerings with the addition of hydraulic workover/snubbing operations.

        Description.    Our well intervention segment consists of services that are designed to enhance production for oil and gas operators and reduce the number and severity of critical well events such as oil and gas well fires, blowouts, or other losses of control at the well. This segment includes services performed by hydraulic workover/snubbing units that are used to enhance production of oil and gas wells. These units are used for underbalanced drilling, workover, well completions and plugging and abandonment services. This segment also includes services that are designed to reduce the number and severity of critical well events offered through our SafeGuard program, including training, contingency planning, well plan reviews, audits, inspection services and engineering services. These services typically generate revenue on a contractual basis dependent upon the breadth, scope, and duration of services performed. Customers of SafeGuard services include, but are not limited to, British Petroleum, Sonatrach, ONGC, Pemex, Petrobras, and EnCana. All of these services are performed onshore and offshore, and both domestically and internationally. Domestically, the company generates revenue from these services on a "call-out" basis and charges a day rate for equipment and personnel. This structure enables us to increase day rate prices without going through contractual pricing issues when the market for these services is tight. Call out services range in duration from less than a week for a single well cleanout procedure to more than one year for a multi-well plugging and abandonment campaign. Internationally, revenue is typically generated on a contractual basis, with contracts ranging between six months and three years in duration.

        Trends.    In the United States and Gulf Coast regions, the increased recognition of the importance of risk management services, training and emergency preparedness is having a profound impact on the oil and gas services industry. Instead of waiting for a blowout, fire or other disaster to occur, oil and gas producers now seek proactive preparedness and incident prevention programs. These trends are expanding the market for our well intervention services. Underwriting syndicates continue to seek firm renewal rates and higher quality risks in the "Control of Well" segment of the energy insurance market. We believe these factors enhance the viability of proven alternative risk transfer programs such as

WELLSURE®, a proprietary insurance program in which we provide both pre-event and loss management services.

        In the international markets, national oil and gas companies and large international operators are becoming aware of the risks associated with older, poorly maintained wells and wellheads, internal competency levels among core employees and service vendors and societal risks from fields positioned in high population areas. This awareness is leading to increased demand for well intervention services to assess the magnitude of exposure, prevent catastrophic failures and mitigate damages in the event a loss occurs. We have a proven ability to provide these risk management services in the form of training, risk analyses, contingency planning, audit programs and well inspections, as well as the prevention and control of blowouts and the mitigation of risks related to installations. These services are typical of those provided under our SafeGuard programs in Algeria and Venezuela.

        In the hydraulic workover/snubbing market, the advancement of underbalanced drilling techniques and well completion methods is unlocking the potential in unconventional resource plays. Underbalanced drilling can reduce lost circulation, minimize differential sticking, increase drilling rates, and most importantly, create more productive wells by avoiding formation damage. Similarly, completion techniques have also advanced to drive the economics of these unconventional resource plays.

        Our principal products and services for our well intervention business segment include:

        Hydraulic Workover/Snubbing.    We provide various well intervention solutions involving workovers, well drilling, well completions and plugging and abandonment services. Hydraulic units may be used for both routine and emergency well control situations in the oil and gas industry. Our hydraulic workover units are specially designed for moving tubulars in and out of a wellbore using hydraulic pressure. These units may also be used for snubbing operations, servicing wells that are under pressure. We operate a fleet of 29 hydraulic workover rigs and four hot tap/valve drilling units, 27 of which we own and 2 of which we operate on behalf of a customer.

        SafeGuard.    Through our SafeGuard program, developed specifically for international producers and operators, we provide dedicated risk management and emergency response services. These services include risk assessment, loss mitigation, contingency planning and continuous training, and education in all aspects of well management. The growth of our SafeGuard business reflects an industry trend moving operators towards a higher level of preventative measures to protect against critical well events.

        WELLSURE® Program.    We and Global Special Risks, Inc., a managing general insurance agent located in Houston, Texas, and New Orleans, Louisiana, have formed an alliance that offers oil and gas exploration and production companies, through retail insurance brokers, a program known as "WELLSURE®," which combines traditional well control and blowout insurance with our post-event response services and well control preventative services including company-wide and/or well specific contingency planning, personnel training, safety inspections and engineering consultation. Insurance provided under WELLSURE® has been arranged with leading London insurance underwriters. WELLSURE® program participants are provided with the full benefit of having us as a safety and prevention partner. We generate service fees based upon the scope of prevention activity required.

        Engineering Services.    With greater engineering capabilities than our competitors, we provide pre-event engineering services that include consultation, well planning, dynamic kill modeling and intervention planning.

        Firefighting Equipment Sales and Service.    In this service line, we sell complete firefighting equipment packages, together with maintenance, monitoring, updating of equipment and ongoing consulting services.

        Specialized Drilling Engineering.    We have a highly specialized in-house engineering staff which provides engineering services, including planning and design of relief well drilling (trajectory planning, directional control and equipment specifications, and on-site supervision of drilling operations); planning and design of production facilities which are susceptible to well capping or other control procedures; and mechanical and computer aided designs for well control equipment.

        Inspections.    A cornerstone of our strategy of providing preventive well control services involves on-site inspection services for drilling and workover rigs, production platforms and field production facilities.

        Training.    We provide specialized training in well control procedures for drilling, exploration and production personnel for both U.S. and international operators. Additionally, we provide competency programs, blowout drills and evaluations as well as incident command training.

Response

        History.    The emergency response segment of the oil and gas services industry traces its roots to the late 1930's when Myron Kinley organized the Kinley Company, the first oil and gas well firefighting specialty company. Shortly after organizing the Kinley Company, Mr. Kinley took on an assistant named Red Adair who learned the firefighting business under Mr. Kinley's supervision and remained with the Kinley Company until Mr. Kinley's retirement. When Mr. Kinley retired in the late 1950's, Mr. Adair organized the Red Adair Company and subsequently hired Boots Hansen, Coots Matthews and Raymond Henry as members of his professional firefighting staff. Mr. Adair later added Richard Hatteberg, Danny Clayton, Mike Foreman and Juan Moran to his staff, and the international reputation of the Red Adair Company grew to the point where it was a subject of popular films and the dominant competitor in the industry. Boots Hansen and Coots Matthews remained with the Red Adair Company until 1978 when they split off to organize Boots & Coots, an independent firefighting, snubbing and blowout control company.

        The 1990's represented a period of rapid change in the oil and gas well control and firefighting business. The hundreds of oil well fires that were started by Iraqi troops during their retreat from Kuwait spurred the development of new firefighting techniques and tools that have now become industry standards. Moreover, after extinguishing the Kuwait fires, the entrepreneurs who created the oil and gas well firefighting industry, including Red Adair, Boots Hansen and Coots Matthews, retired, leaving our senior staff as the most experienced active oil and gas well firefighters in the world.

        Historically, the well control emergency response segment of the oil and gas services industry has been reactive, rather than proactive, and a small number of companies have dominated the market. As a result, if an operator in West Africa, for example, experienced a well blowout and fire, he would likely call a well control emergency response company in Houston, Texas that would take the following steps:

  •
  immediately dispatch a control team to the well location to assess the damage, supervise debris removal, local equipment mobilization and site preparation;

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  gather and analyze the available data, including drilling history, geology, availability of support equipment, personnel, water supplies and ancillary firefighting resources;

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  develop or implement a detailed fire suppression and well-control plan;

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  mobilize additional well-control and firefighting equipment in Houston, Texas;

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  transport equipment by air freight from Houston, Texas to the blowout location;

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  extinguish the fire and bring the well under control; and

  •
  transport the control team and equipment back to Houston, Texas.

        Description.    Our response services consist of personnel, equipment and emergency services utilized during a critical well event, such as an oil and gas well fire, blowout, or other loss of control at the well. These services also include snubbing and pressure control services provided during a response which are designed to minimize response time, mitigate damage, and maximize safety. Revenue is generated through personnel time and material. Personnel time consists of day rates charged for working crews usually consisting of a team of four personnel. Day rates charged for personnel time vary widely depending up the perceived technical, political, and security risks inherent in a project. Critical events are typically covered by our customers' insurance, lowering the risk of non-payment.

        Our principal products and services for response segment include:

        Well Control.    This service segment is divided into two distinct levels. Critical event response is ordinarily reserved for well control projects where hydrocarbons are escaping from a well bore, regardless of whether a fire has occurred. Non-critical event response, on the other hand, is intended for the more common sub-surface operating problems that do not involve escaping hydrocarbons.

  •
  Critical events.    Critical events frequently result in explosive fires, loss of life, destruction of drilling and production facilities, substantial environmental damage and the loss of significant amounts of money per day in production revenue. Since critical events ordinarily arise from equipment failures or human error, it is impossible to accurately predict the timing or scope of our critical event work. Critical events of catastrophic proportions can result in significant revenues to us in the year of the incident. Our professional firefighting staff has over 300 years of combined industry experience in responding to critical events, oil well fires and blowouts.

  •
  Non-critical events.    Non-critical events frequently occur in connection with workover operations or the drilling of new wells into high pressure reservoirs. In most non-critical events, the blowout prevention equipment and other safety systems on the drilling rig function according to design and in those instances, we are called upon to supervise and assist in the well control effort so that drilling operations can resume as promptly as safety permits. While Non-critical Events do not ordinarily have the revenue impact of a critical event, they are more common. Non-critical events can escalate into critical events.

        Firefighting Equipment Rentals.    This service includes the rental of specialty well control and firefighting equipment primarily for use in conjunction with critical events, including firefighting pumps, pipe racks, athey wagons, pipe cutters, crimping tools and deluge safety systems. We charge this equipment out on a per diem basis. Rentals typically average approximately 40% of the revenues associated with a critical event.

        WELLSURE® Program.    Under the WELLSURE® insurance program, we serve as the emergency response provider in the event of a well blowout, as well as project manager for control and restoration of wells covered under the program.

        Snubbing Services.    We provide hydraulic workover/snubbing units for emergency well control situations to the oil and gas industry. A hydraulic workover/snubbing unit is a specially designed rig used for moving tubulars in and out of a wellbore using hydraulic pressure. When a unit is snubbing, it is pushing pipe or tubulars into the well bore against well bore pressures. These units may also be used for underbalanced drilling and workover.

Dependence upon Customers

        The emergency response business is by nature episodic and unpredictable. A customer that accounted for a material amount of business as a result of an oil well blow-out or similar emergency may not account for a material amount of business after the emergency is over. While well intervention services in general are generated from a base of several hundred customers, a significant portion of our total revenue in recent years has been generated by less than five international clients. Approximately

33% of our consolidated revenues during the year ended December 31, 2006 were derived from two key customers, Sonatrach and Petróleos de Venezuela, S.A. (PDVSA). Unless we are able to retain our existing customers or secure new customers if we lose one or more of our significant customers, our revenue and results of operations would be adversely affected.

Regulation

        Our operations are affected by numerous federal, state, and local laws and regulations relating, among other things, to workplace health and safety and the protection of the environment. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. However, we do not believe that compliance with current laws and regulations is likely to have a material adverse effect on our business or financial statements. Nevertheless, we are obligated to exercise prudent judgment and reasonable care at all times and the failure to do so could result in liability under any number of laws and regulations.

        Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances and some provide liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the environmental laws and enforcement policies hereunder, or claims for damages to persons, property, natural resources, or the environment could result in substantial costs and liabilities to us. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or clean-up and containment of the foregoing in amounts which we believe are comparable to companies in the industry. To date, we have not been subject to any fines or penalties for violations of governmental or environmental regulations and have not incurred material capital expenditures to comply with environmental regulations.

Research and Development

        We are not directly involved in activities that will require the expenditure of substantial sums on research and development.

Competition

        The emergency response segment of the oil and gas services business is a dynamic market in which new technical developments could afford a service company a significant advantage. At present, the principal competitors in the oil and gas well firefighting business are Wild Well Control, Inc., a subsidiary of Superior Energy Services, Inc., and Cudd Pressure Control, a subsidiary of RPC, Inc. We believe that our SafeGuard expansion strategy along with the WELLSURE® program and the recent acquisition of HWC have strengthened our competitive position in the industry by expanding both the scope of pressure control services that we offer to our customers as well as our geographic presence.

        Although we have a strong market share position in workover products and services, the market is highly fragmented. Our main competitors in hydraulic workover include Halliburton Co., Cudd Pressure Control, a subsidiary of RPC, Inc., and International Snubbing Services, a subsidiary of Superior Energy Services, Inc.

        Our competitors may succeed in developing new techniques, products and services that are more effective than any that have been or are being developed by us or that render our techniques, products and services obsolete or noncompetitive. Our competitors may also succeed in obtaining patent protection or other intellectual property rights that might hinder our ability to develop, produce or sell competitive products or the specialized equipment used in our business.

Employees

        As of January 31, 2007, we and our operating subsidiaries collectively had 392 full-time employees and 7 part-time employees. In addition, we have several part-time consultants and also employ part-time contract personnel who remain on-call. We are not subject to any collective bargaining agreements and consider our relations with our employees, consultants and contract personnel to be good.

Reliance upon Officers, Directors and Employees

        Our services require highly specialized skilled personnel. Because of the unique nature of the industry and the small number of persons who possess the requisite skills and experience, we are highly dependent upon the personal efforts and abilities of our employees. In seeking qualified personnel, we may be required to compete with companies having greater financial and other resources than us. Our future success will be dependent upon our ability to attract and retain qualified personnel, and the inability to do so, or the loss of personnel, could have a material adverse impact on our business.

Contractual Obligations to Customers; Indemnification

        We customarily enter into service contracts which contain provisions that hold us liable for various losses or liabilities incurred by the customer in connection with our activities, including, without limitation, losses and liabilities relating to claims by third parties, damage to property, violation of governmental laws, regulations or orders, injury or death to persons, and pollution or contamination caused by substances in our possession or control. We may be responsible for any such losses or liabilities caused by contractors retained by us in connection with the provision of services. In addition, such contracts generally require us, our employees, agents and contractors to comply with all applicable laws, rules and regulations (which may include the laws, rules and regulations of various foreign jurisdictions) and to provide sufficient training and educational programs to such persons in order to enable them to comply with applicable laws, rules and regulations. In the case of emergency response services, we frequently enter into agreements with customers which limit our exposure to liability and/or require the customer to indemnify us for losses or liabilities incurred by us in connection with such services, except in the case of gross negligence or willful misconduct. There can be no assurance, however, that such contractual provisions limiting our liability will be enforceable in whole or in part under applicable law.

MANAGEMENT

Executive Officers and Directors

        The following table list the names and ages of each of our directors and executive officers, as well as those persons expected to make a significant contribution to us as of the date of this document. There are no family relationships between any director and any other director or executive officer.

Name	Age	Position
Douglas E. Swanson	68	Chairman of the Board
Jerry Winchester	48	President, Chief Executive Officer, Chief Operating Officer and Director
Gabriel Aldape	47	Chief Financial Officer
Dewitt H. Edwards	48	Executive Vice President
Don B. Cobb	50	Executive Vice President
W. Richard Anderson(1)(2)	53	Director
E. J. DiPaolo(1)(2)	54	Director
Robert S. Herlin(1)(2)	51	Director
K. Kirk Krist	48	Director
Cindy B. Taylor(2)	45	Director
Robert G. Croyle	64	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

        Douglas E. Swanson has served as a Class III director since March 2006. Mr. Swanson serves as a class III director for a term that will expire on the date of our annual meeting of stockholders in 2009. Mr. Swanson was elected Chairman of the board by our board of directors on November 6, 2006. Mr. Swanson is the current Chief Executive Officer of Oil States International Inc., and until May 2006 was the President of Oil States International, Inc. Oil States International, Inc., a diversified oilfield services company, that is a leading manufacturer of products for deepwater production facilities and subsea pipelines, and is a leading supplier of a broad range of services to the oil and gas industry, including production-related rental tools, work force accommodations and logistics, oil country tubular goods distribution and land drilling services. Oil States is a publicly traded company on the New York Stock Exchange under the symbol "OIS". Douglas E. Swanson has served as President and Chief Executive Officer of Oil States since January 2000. Prior to joining Oil States, Mr. Swanson served as President and Chief Executive Officer of Cliffs Drilling Company, a contract drilling company, from January 1992 to August 1999. He holds a bachelor's degree from Cornell College and is a Certified Public Accountant.

        Jerry Winchester has served as our President, Class II director and Chief Operating Officer since 1998. In July of 2002 he assumed the position of Chief Executive Officer. Mr. Winchester serves as a Class II Director for a term that will expire on the date of our annual meeting of stockholders scheduled in 2008. Prior to joining us in 1998, Mr. Winchester was employed by Halliburton Energy Services since 1981 in positions of increasing responsibility, most recently as Global Manager—Well Control, Coil Tubing and Special Services. He received his B.S. in Engineering Technology from Oklahoma State University in 1982 and is an active member of the Society of Petroleum Engineers and the International Association of Drilling Contractors.

        Gabriel Aldape was appointed our Chief Financial Officer March 3, 2006. From July 1998 to February 2006, Mr. Aldape served as Vice President-Finance of Hydraulic Well Control, LLC and in such capacity was responsible for directing investment analysis, cost analysis, general accounting, and finance management, including cash management and business planning, for Oil States land drilling operation, for Capstar Drilling. Mr. Aldape also managed the Sarbanes-Oxley compliance effort for Hydraulic Well Control, LLC and Capstar Drilling. While at Hydraulic Well Control, LLC, Mr. Aldape directed the financial start up efforts in Dubai, the Republic of the Congo, Algeria and Egypt. Prior to that, his international experience includes five years as finance manager and controller of Hydraulic Well Control, LLC in Mexico and Venezuela. Mr. Aldape has spent 21 years in accounting and management in the oil field service industry.

        Dewitt H. Edwards has served as Executive Vice President since June 30, 2006. From April 2005 to June 2006, Mr. Edwards served as Senior Vice President—Finance and Principal Financial Officer. His primary responsibilities include the delivery of our services and the business development and geographic management of our domestic businesses. Prior to his employment, Mr. Edwards served as a consultant to the Company from May 2002 to April 2005. In that capacity, he had been engaged to work on initiatives to refinance our debt and improve our overall capital structure and liquidity. Prior to that time, Mr. Edwards had been employed by us as Executive Vice President since September 1998. Before joining us, Mr. Edwards had been employed by Halliburton Energy Services for 19 years where he served in positions of increasing authority, including Mid-Continent area manager and North America resource manager.

        Don B. Cobb was appointed Executive Vice President February 5, 2007. Mr. Cobb had served as President of Hydraulic Well Control since 1998. During that period, HWC expanded from a domestic based service provider into an international company with continuing international operations in the Republic of Congo, Algeria, United Arab Emirates, Venezuela and Egypt. While employed by HWC, Mr. Cobb was also involved in the senior management of Oil States International, Inc.'s U.S. land drilling business, Capstar Drilling, L.P. and Elenburg Exploration. Prior to his employment with HWC, Mr. Cobb was employed for 22 years by Baker Hughes, Inc., where he served in various management and technical positions of increasing authority in the U.S. and internationally, including Area Manager of Indonesia, Regional Manager Western U.S., and Alaska, Regional Manager of Latin America and Manager of Multi-Lateral Operations.

        W. Richard Anderson has served as a Class I director since August 1999. Mr. Anderson also serves as chairman of the audit committee and is a member of the compensation committee. Mr. Anderson serves as a Class I Director for a term that will expire on the date of the annual meeting of stockholders scheduled for calendar year 2007. Mr. Anderson is the President, Chief Financial Officer and a director of Prime Natural Resources, a closely-held exploration and production company. Prior to his employment at Prime in January 1999, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998. Mr. Anderson also serves on the boards of directors of Global Santa Fe Corporation and Calibre Energy, Inc.

        E. J. DiPaolo served as a director from May 1999 to December 4, 2002 and was reappointed on September 30, 2003. Mr. DiPaolo serves as a Class II director for a term that will expire on the date of our annual meeting of stockholders in 2008. Mr. DiPaolo also serves on the audit and compensation committees. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo was the Senior Vice President, Global Business Development of Halliburton Energy Services, having had responsibility for all worldwide business development activities until his retirement in 2002. Mr. DiPaolo was employed at Halliburton Energy Services from 1976 until his retirement in progressive positions of responsibility.

        Robert S. Herlin was appointed a Class I director on September 30, 2003. Mr. Herlin serves on the audit committee and chairs the compensation committee. Mr. Herlin serves as a Class I Director for a term that will expire on the date of the annual meeting of stockholders scheduled for calendar year 2007. Since 2003, Mr. Herlin has served as the President, Chief Executive Officer and a Director of

Evolution Petroleum Corporation, a public company involved in the acquisition and redevelopment of oil and gas properties. Since 2003, Mr. Herlin has served as a partner with Tatum Partners, a service company that provides principal executive and accounting officers to clients on a contract basis. Prior to his employment at Evolution Petroleum Corporation, Mr. Herlin was Chief Financial Officer of Intercontinental Tower Corporation, a wireless telecom infrastructure operation in South America from 2000 to 2003. Mr. Herlin earned his MBA from Harvard and engineering degrees from Rice University.

        K. Kirk Krist has served as a Class III director since our acquisition of IWC Services on July 29, 1997. Mr. Krist's term as a class III director will expire on the date of our annual meeting of stockholders in 2009. Mr. Krist served as Chairman of the Board from December 2002 to December 2006. Mr. Krist is a graduate of the University of Texas with a B.B.A. in Business. He has been a self-employed oil and natural gas investor and venture capitalist since 1982.

        Cindy B. Taylor became a Class II director on March 3, 2006 for a term that will expire on the date of our annual meeting of stockholders in 2008. Mrs. Taylor also serves on the compensation committee. Since May 2006, Mrs. Taylor has served as President and Chief Operating Officer of Oil States International, Inc. Mrs. Taylor served as Senior Vice President—Chief Financial Officer and Treasurer of Oil States International Inc. from May 2000 to May 2006. Prior to joining Oil States, Mrs. Taylor served as the Chief Financial Officer of L.E. Simmons & Associates, Incorporated from August 1999 to May 2000, the Vice President-Controller of Cliffs Drilling Company from July 1992 to August 1999 and in various positions with Ernst & Young LLP, a public accounting firm, from January 1984 to July 1992. She received a bachelor's degree of business administration from Texas A&M University and is a Certified Public Accountant.

        Robert G. Croyle became a Class I director on January 1, 2007 for a term that will expire on the date of the annual meeting of stockholders scheduled for calendar year 2007. Since 2002, Mr. Croyle has served as vice chairman and Chief Administrative Officer at Rowan Companies, Inc., a major international offshore and land drilling contractor traded on the New York Stock Exchange. Mr. Croyle has held various positions with Rowan Companies, Inc. since 1973, including serving as director since 1998. From 1993 to 2002, he served as Executive Vice President with management responsibility for Rowan's aviation and manufacturing divisions.

        Security Holder Communications.    Security holder communications intended for the board of directors or for particular directors (other than stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and communications made in connection with such proposals) may be sent in care of the Company's Secretary at Boots & Coots International Well Control, Inc., 7908 N. Sam Houston Parkway W., 5th Floor, Houston, Texas 77064. The Secretary will forward all such communications to the board of directors or to particular directors as directed without screening such communications.

        Code of Business Conduct and Ethics.    We have adopted a Code of Business Conduct and Ethics that covers all employees, directors, and officers that relates to the honest and ethical conduct in all business dealings, full, fair, accurate, timely and understandable disclosures in all reports filed by the us with or submitted to the Securities and Exchange Commission and in other public communications, compliance with applicable governmental rules and regulations, and avoidance of conflicts of interest. The Code of Business Conduct and Ethics is available on the "Company Info" link at www.boots-coots.com. Copies of the Code of Business Conduct and Ethics may also be obtained upon written request of our corporate Secretary at our principal executive office address.

        Audit Committee Independence and Financial Experts.    The Audit Committee reviews our financial reporting processes, system of internal controls, and the audit process for monitoring compliance with laws and regulations. In addition, the committee reviews, with our auditors, the scope of the audit procedures to be applied in the conduct of the annual audit, as well as the results of that audit. Our board has determined that each of the Audit Committee members is independent, in accordance with the audit committee requirements of the American Stock Exchange and the Securities and Exchange Commission. Messrs Anderson and Herlin are financial experts within the meaning of Item 401 (h) of Regulation S-K promulgated by the Securities and Exchange Commission.

SELLING STOCKHOLDER AND SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of April 18, 2007, for the selling stockholder, for each executive officer and director and for all executive officers and directors as a group, (1) the number of shares and (if one percent or more) the percentage of our outstanding common stock beneficially owned by the stockholder (or group of stockholders), including all shares of common stock which may be issued upon the exercise of warrants or options exercisable within 60 days of April 18, 2007; (2) the number of shares of our common stock offered by the selling stockholder pursuant to this prospectus; and (3) the number of shares and (if one percent or more) the percentage of the total of the outstanding shares of our common stock to be beneficially owned by each such person or group after this offering, assuming no exercise by the underwriter of its over-allotment option; that all of the shares of our common stock offered by the selling stockholder pursuant to this prospectus are sold; and that such selling stockholder acquires no additional shares of our common stock prior to the completion of this offering. Unless otherwise noted, the business address for purposes hereof for each person listed is 7908 N. Sam Houston Parkway W., 5th Floor, Houston, Texas 77064. To our knowledge, Oil States Energy Services, Inc. is the only stockholder who beneficially owns more than 5% of our common stock. The percentages reflected below are based on 59,966,897 shares of our common stock outstanding as of April 18, 2007.

	Shares Owned Prior to Offering				Shares Owned After Offering
Name	Shares Beneficially Owned(1)		% Beneficially Owned	Shares Being Offered Pursuant to this Prospectus	Shares Beneficially Owned Upon Completion of this Offering		% Beneficially Owned Upon Completion of this Offering
Selling Stockholder:
Oil States Energy Services, Inc. 333 Clay Street Suite 4620 Houston, Texas 77002	26,462,137	(2)	44.1%	13,000,000	13,462,137	(2)	18.5%
Officers and Directors:
Douglas E. Swanson	—		*	—	—		*
Jerry Winchester	923,132	(3)	1.5%	—	923,132	(3)	1.3%
W. Richard Anderson	176,912	(4)	*	—	176,912	(4)	*
E. J. DiPaolo	134,109	(5)	*	—	134,109	(5)	*
Robert S. Herlin	134,109	(5)	*	—	134,109	(5)	*
K. Kirk Krist	67,859	(6)	*	—	67,859	(6)	*
Cindy B. Taylor	—		*	—	—		*
Robert G. Croyle	13,216	(7)	*	—	13,216	(7)	*
Gabriel Aldape	100,000	(8)	*	—	100,000	(8)	*
Dewitt H. Edwards	190,000	(9)	*	—	190,000	(9)	*
Don B. Cobb	247,500	(10)	*	—	247,500	(10)	*
Directors and Officers as a group	1,986,837	(11)	3.2%	—	1,986,837	(11)	2.7%

*
less than 1%

(1)
Beneficial owners have sole voting and investment power with respect to the shares unless otherwise noted.

(2)
Oil States Energy Services, Inc. is a wholly owned subsidiary of Oil States International, Inc., which may be deemed to have shared voting and investment power over such shares.

(3)
Includes options to purchase 537,500 shares of common stock exercisable within 60 days of the date of April 18, 2007 and 145,632 shares of restricted common stock.

(4)
Includes options to purchase 141,250 shares of common stock exercisable within 60 days of April 18, 2007 and 30,359 shares of restricted common stock.

(5)
Includes options to purchase 103,750 shares of common stock exercisable within 60 days of April 18, 2007 and 30,359 shares of restricted common stock.

(6)
Includes options to purchase 37,500 shares of common stock exercisable within 60 days of April 18, 2007 and of 30,359 shares of restricted common stock.

(7)
Consists of 13,216 shares of restricted common stock.

(8)
Consists of options to purchase 100,000 shares of common stock exercisable within 60 days of April 18, 2007.

(9)
Consists of options to purchase 190,000 shares of common stock exercisable within 60 days of April 18, 2007.

(10)
Includes options to purchase 200,000 shares of common stock exercisable within 60 days of April 18, 2007.

(11)
Consists of options to purchase 1,413,750 shares of common stock exercisable within 60 days of April 18, 2007 and 280,284 shares of restricted common stock.

TRANSACTIONS WITH SELLING STOCKHOLDER AND OTHER RELATED PARTIES

        Based upon a review of our internal records to the date of this prospectus, other than as set forth below, there have not been any transactions and there are currently no proposed transactions between us and any executive officer, director, 5% beneficial owner of our common stock (including Oil States Energy Services, Inc.), or member of the immediate family of the foregoing persons in which one of the foregoing individuals or entities had a direct or indirect material interest.

        On March 3, 2006, we acquired HWC from Oil States International, Inc. For a description of that acquisition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" on page 28. We entered into a consulting agreement with Oak Hollow Consulting LLC, an entity controlled by Dewitt Edwards, our Executive Vice President, prior to his employment with us. Under the consulting agreement, Oak Hollow received a success fee equal to $153,655 in connection with our acquisition of HWC. Additionally, one of our directors, E.J. "Jed" DiPaolo, is a consultant to Growth Capital Partners, L.P., which we engaged to provide investment banking services in connection with our acquisition of HWC. Upon the closing of the acquisition of HWC, Growth Capital received a success fee of $514,398, which was equal to 1% of the value of the transaction and 1% of the amount of our new $20 million senior debt facility, less $100,000 in retainers that we had previously paid to Growth Capital. Although Mr. DiPaolo may receive bonuses based upon Growth Capital's profitability and his relative contributions, he has no direct interest in fees that we paid to Growth Capital in connection with the acquisition.

DESCRIPTION OF CAPITAL STOCK

        The following description of our common stock, preferred stock, certificate of incorporation, bylaws and rights agreement is a summary only and is subject to the complete text of our certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as Rights Agent, which we have previously filed with the SEC. You should read our certificate of incorporation, bylaws and rights agreement as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. You may request copies of these documents by writing or telephoning us at our address and telephone number shown under the caption "Where You Can Find More Information." This section also summarizes relevant provisions of the Delaware General Corporation Law ("DGCL"). The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

        Our authorized capital stock currently consists of 125,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. As of April 18, 2007, there were 59,966,897 shares of common stock issued and outstanding and there were approximately 257 stockholders of record of our common stock. No shares of preferred stock are currently outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.

        Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends. If we issue preferred stock in the future, payment of dividends to holders of our common stock may be subject to the rights of holders of our preferred stock with respect to payment of preferential dividends, if any.

        If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

        Our common stock is listed on the American Stock Exchange under the symbol "WEL."

Preferred Stock

        Our board of directors has the authority, without stockholder approval, to issue up to five million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

        For purposes of the rights plan described below, our board of directors has designated 1,000,000 shares of preferred stock to constitute Series I Junior Participating Preferred Stock. For a description of the rights plan, please read "—Stockholder Rights Plan."

Authorized but Unissued Stock

        We have 125,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock of which 59,966,897 shares of common stock and no shares of preferred stock were outstanding as of April 18, 2007. One of the consequences of our authorized but unissued common stock and preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

  •
  diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

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  creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

  •
  effecting an acquisition that might complicate or preclude the takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders

        Our certificate of incorporation does not prohibit action by written consent of stockholders in lieu of a meeting. Special meetings of stockholders may be called only by the board of directors, the chairman of the board, or the president.

Amendment of the Bylaws

        Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders entitled to vote. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to alter and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also alter or repeal our bylaws by the affirmative vote of not less than 66% of the stockholders entitled to vote.

Removal of Directors

        Directors may be removed with cause by a vote of at least 66% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office even if less than a quorum. A director elected to fill a vacancy not resulting from an increase in the number of directors serves for the remaining term of his predecessor or his earlier death, resignation or removal.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

        Our certificate of incorporation and bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal executive office not less than 60 days nor more than 90 days prior to the date of the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the meeting was mailed or public disclosure was made.

        The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item, the number of shares of each class or series of capital stock beneficially owned by the stockholder, and any material interest of the stockholder in the proposal. A notice with regards to stockholder nominations for the election of directors must contain the name, age, business address and residence of the director nominee, the principal occupation or employment of the director nominee, the number of shares of each class or series of capital stock beneficially owned by the director nominee, and any other information relating to the director nominee that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required by Regulation 14A of the Securities Exchange Act of 1934, as amended.

        These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Stockholder Rights Plan

  General

        On November 27, 2001, our board of directors issued a dividend of one preferred share purchase right (a "Right") for each outstanding share of our common stock held of record on that date and approved the further issuance of Rights with respect to all shares of our common stock that are subsequently issued. The Rights were issued subject to a Rights Agreement dated as of November 17, 2001 between us and American Stock Transfer & Trust Company, as Rights Agent. Each Right now entitles the registered holder to purchase from us one one-hundredth of a share of Series I Junior Participating Preferred Stock, par value $0.00001 ("Series I Stock"), at a price of $5.00 in cash, subject to adjustment. Until the occurrence of certain events described below, the Rights are not exercisable, will be evidenced by the certificates for our common stock and will not be transferable apart from our common stock. On November 21, 2005, we amended the Rights Agreement to exempt the acquisition by Oil States Energy Services, Inc. of the shares of our common stock to which this prospectus relates from the operation of the Rights Agreement as described below. The acquisition of 25% or less of our outstanding common stock at the time of such acquisition by certain direct transferees of Oil States Energy Services is also exempted from the operation of the Rights Agreement pursuant to such amendment.

  Detachment of Rights; Exercise

        The Rights are currently attached to all certificates representing outstanding shares of our common stock and no separate Right certificates have been distributed. The Rights will separate from our common stock and a distribution date ("Distribution Date") will occur upon the earlier of (1) 10 business days following the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of our outstanding common stock or (2) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

        The Rights are not exercisable until the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the Rights.

        If a person or group were to acquire 15% or more of our common stock, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of our common stock (or, under certain circumstances, the equivalent number of one one-hundredth of a share of Series I Stock) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

        If we were acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power were sold, proper provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

  Antidilution and Other Adjustments

        The number of shares (or fractions thereof) of Series I Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares (or fractions thereof) of Series I Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on our common stock payable in our common stock or any subdivision or combination of our common stock occurring, in any such case, prior to the Distribution Date.

  Exchange Option

        At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding common stock and before the acquisition by a person or group of 50% or more of our outstanding common stock, our board of directors may, at its option, issue our common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of our common stock (or one one-hundredth of a share of Series I Stock) for each share of our common stock for which each Right is then exercisable, subject to appropriate adjustment.

  Redemption of Rights

        At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding common stock, our board of directors may redeem all but not less than all of the then outstanding rights at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of the board of directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Expiration; Amendment of Rights

        The Rights will expire on December 31, 2011, unless earlier extended, redeemed or exchanged. The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to extend the expiration date of the Rights, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become or intends to become the beneficial owner of 15% or more of our outstanding common stock, no such amendment may materially and adversely affect the interests of holders of the Rights.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without the approval of our board of directors. The Rights should not, however, interfere with any merger or other business combination that is approved by our board of directors.

Limitation of Liability of Officers and Directors

        Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

  •
  for any breach of the duty of loyalty to us or our stockholders;

  •
  for an act or omission not in good faith that constitutes a breach of duty of the director to us or involving intentional misconduct or a knowing violation of law;

  •
  for any transaction from which the director derived an improper personal benefit;

  •
  under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

  •
  an act or omission for which the liability of a director is expressly provided for by an applicable statute.

        As a result, neither we nor our stockholders, through stockholders' derivative suits on our behalf, have the right to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

        Delaware law.    We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. A "business combination" includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

  •
  an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

  •
  an affiliate or associate of the persons described in the foregoing bullet points.

        However, the above provisions of Section 203 do not apply if:

  •
  the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

  •
  after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

        Charter and bylaw provisions.    Delaware law permits any Delaware corporation to classify its board of directors into as many as three classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only "for cause" unless the company's certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except "for cause."

Transfer Agent and Registrar

        Our Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company. Its phone number (800) 937-5449.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement among us, Oil States Energy Services, Inc., Morgan Keegan & Company, Inc., and RBC Capital Markets Corporation (collectively, the "underwriters"), we and Oil States Energy Services, Inc. have each agreed to sell to the underwriters 13,000,000 shares of our common stock and each of the underwriters has agreed to purchase the number of shares set forth opposite its name in the following table:

Underwriter	Number of Shares
Morgan Keegan & Company, Inc.	16,900,000
RBC Capital Markets Corporation	9,100,000

Total	26,000,000

        The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriting agreement provides that the underwriters will purchase the shares of common stock from us and Oil States Energy Services, Inc. at the public offering price shown on the cover page of this prospectus less the underwriting discount shown on the cover page of this prospectus.

        The following table summarizes the underwriting discounts the underwriters are to receive on a per share basis and in total from us and Oil States Energy Services, Inc. The information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of stock to cover over-allotments.

		Total
	Per Share	Without Option	With Option
Underwriting discount paid by us	$0.1365	$1,774,500	$2,040,675
Underwriting discount paid by Oil States Energy Services, Inc.	$0.1365	$1,774,500	$2,040,675

        We estimate that the total expenses of this offering will be approximately $500,000, excluding underwriters' discounts. We will pay all expenses associated with this offering, other than certain expenses incurred by the underwriters.

        The underwriters propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus and to selling group members at that price less a concession of $0.08 per share. The underwriters and selling group members may allow a discount of $0.05 per share on sales to other broker/dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

        We and Oil States Energy Services, Inc. have each granted to the underwriters the option, exercisable for thirty days from the date of this prospectus, to purchase up to 1,950,000 additional shares of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        We, each of our executive officers and directors, and Oil States Energy Services, Inc. have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of the underwriters, for a period of ninety days after the date of the underwriting agreement, other than in this offering in accordance with the terms of the underwriting agreement.

        Our shares of common stock are listed on the American Stock Exchange under the symbol "WEL."

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions in accordance with Regulation M. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress, subject to a specified maximum price.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the American Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We and Oil States Energy Services, Inc. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC under the Securities Act a Registration Statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement or the exhibits and schedules which are part of the Registration Statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made or incorporated by reference in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each such contract or document filed as an exhibit to the Registration Statement or to a document incorporated by reference in the Registration Statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, as may the other reports, statements and information we file with the SEC. Copies of all or any portion of the Registration Statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that is filed through the SEC's EDGAR System. The website can be accessed at www.sec.gov.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until termination of the offering:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 23, 2007.

  •
  our Current Reports on Form 8-K filed with the SEC on January 4, 2007, February 7, 2007, March 7, 2007, and April 4, 2007.

        All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

        We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to us as follows:

7908 N. Sam Houston Parkway W., 5th Floor
Houston, Texas 77064
Attn: Investor Relations

        You may call Jennifer Tweeton at (281) 931-8884 to request filings. You may also obtain any of the filings incorporated by reference in this prospectus from the SEC through the SEC's website at the address listed above.

LEGAL MATTERS

        The validity of the common stock and certain other legal matters will be passed upon for us by Thompson & Knight LLP, Houston, Texas. Bracewell & Giuliani LLP, Houston, Texas, has advised the underwriters as to certain legal matters relating to the offering.

EXPERTS

        Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein and in our Annual Report (Form 10-K) for the year ended December 31, 2006, have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon and included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of the Hydraulic Well Control Business of Oil States International, Inc. at December 31, 2005, and for the year then ended appearing in the Registration Statement and Prospectus have been audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP, independent auditors, and at December 31, 2004, and for the year ended December 31, 2004, by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

GLOSSARY

"casing"—the pipe placed in a drilled well to secure the wellbore and formation.

"hot tap/valve"—a surface method used for relieving pressure from a wellbore.

"hydraulic workover"—the process of performing maintenance or remedial treatment on an oil or gas well with a workover rig equipped with hydraulic powered controls.

"plugging and abandonment"—the removal of production equipment and sealing off of a well at the end of the well's economic life.

"rig assist unit"—truck mounted hydraulic system that can be used on most well servicing and drilling rigs. The system function is to run and/or remove pipe with hydraulic rams during underbalanced well conditions. Since the rig assist snubbing unit is a modular unit, it can be rigged up in as little as one hour.

"snubbing"—forcing pipe into a well under pressure by means of hydraulic power.

"tubulars"—any pipe utilized for drilling, production, or conveyance of tools in and out of a wellbore.

"underbalanced drilling"—a technique in which oil, gas, or geothermal wells are drilled by creating a pressure within the well that is lower than the reservoir pressure. The result is increased rate of penetration, reduced formation damage, and reduced drilling costs.

"wellbore"—physical hole that makes up the well, and can be cased, open, or a combination of both.

"well completion"—the activities and procedures necessary to prepare a well for the production of oil and gas after the well has been drilled to its targeted depth. Well completions establish a flow path for hydrocarbons between the reservoir and the surface.

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005
Consolidated Statements of Operations for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004
Consolidated Statements of Stockholders' Equity for Years Ended December 31, 2006, December 31, 2005, and December 31, 2004
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, December 31, 2005, and December 31, 2004
Notes to Consolidated Financial Statements
HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.
Reports of Independent Auditors
Combined Balance Sheets as of December 31, 2005 and December 31, 2004
Combined Statements of Operations for the Years Ended December 31, 2005 and December 31, 2004
Combined Statements of Changes in Stockholders' Equity for Years Ended December 31, 2005 and December 31, 2004
Combined Statements of Cash Flows for Years Ended December 31, 2005 and December 31, 2004
Notes to Combined Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Boots & Coots International Well Control, Inc.

We have audited the accompanying consolidated balance sheets of Boots & Coots International Well Control, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boots & Coots International Well Control, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated financial statements, effective January 1, 2006 the Company changed its method of accounting for share based compensation.

/s/ UHY LLP

Houston, Texas
March 23, 2007

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share amounts)

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,033	$2,564
Restricted cash	303	30
Receivables—net of allowance for doubtful accounts of $356 and $345 at December 31, 2006 and 2005	41,319	6,142
Inventory	965	—
Prepaid expenses and other current assets	4,727	1,862

Total current assets	52,347	10,598

PROPERTY AND EQUIPMENT, net	43,790	2,462
GOODWILL	4,393	—
OTHER ASSETS	487	1,707

Total assets	$101,017	$14,767

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,940	$2,250
Current portion of accrued interest	—	259
Accounts payable	7,475	376
Foreign income tax payable	5,020	585
Accrued liabilities	12,400	3,563

Total current liabilities	26,835	7,033

LONG-TERM DEBT AND NOTES PAYABLE, net of current maturities	29,492	3,600
ACCRUED INTEREST, net of current portion	—	339
DEFERRED TAXES	4,520	—
OTHER LIABILITIES	1,748	—

Total liabilities	62,595	10,972
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY:
Preferred stock ($.00001 par value, 5,000,000 shares authorized, 0 and 53,000 shares issued and outstanding at December 31, 2006 and 2005, respectively)	—	—
Common stock ($.00001 par value, 125,000,000 shares authorized, 59,186,000 and 29,594,000 shares issued and outstanding at December 31, 2006 and 2005, respectively)	1	—
Additional paid-in capital	94,479	71,859
Deferred Compensation	—	(225)
Accumulated other comprehensive loss	(1,234)	(1,234)
Accumulated deficit	(54,824)	(66,605)

Total stockholders' equity	38,422	3,795

Total liabilities and stockholders' equity	$101,017	$14,767

See accompanying notes to consolidated financial statements.

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share and share amounts)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
REVENUES	$97,030	$29,537	$24,175
COST OF REVENUES, excluding depreciation and amortization	52,281	14,488	11,929

Gross Margin	44,749	15,049	12,246
OPERATING EXPENSES	15,597	7,098	6,921
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,118	2,674	3,370
FOREIGN CURRENCY TRANSLATION	259	—	—
DEPRECIATION AND AMORTIZATION	4,883	714	889

	24,857	10,486	11,180

OPERATING INCOME	19,892	4,563	1,066
INTEREST EXPENSE & OTHER, NET	2,860	655	864

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	17,032	3,908	202
INCOME TAX EXPENSE	5,867	1,129	492

INCOME (LOSS) FROM CONTINUING OPERATIONS	$11,165	$2,779	$(290)
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	—	42

NET INCOME (LOSS)	$11,165	$2,779	$(248)
STOCK AND WARRANT ACCRETIONS	—	—	(13)
PREFERRED DIVIDEND REQUIREMENTS	616	(874)	(735)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$11,781	$1,905	$(996)

BASIC INCOME (LOSS) PER COMMON SHARE:
Continuing operations	$0.22	$0.06	$(0.04)

Discontinued operations	$—	$—	$—

Net income (loss)	$0.22	$0.06	$(0.04)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	53,772,000	29,507,000	28,142,000

DILUTED INCOME (LOSS) PER COMMON SHARE:
Continuing operations	$0.21	$0.06	$(0.04)

Discontinued operations	$—	$—	$—

Net income (loss)	$0.21	$0.06	$(0.04)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	55,036,000	31,374,000	28,142,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004
(in Thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid in Capital	Accumulated Deficit		Deferred Compensation	Total Stockholder's Equity
	Shares	Amount	Shares	Amount
BALANCES at December 31, 2003	53	$—	27,300	$—	$68,603	$(67,514)	$(439)	$(270)	$380
Common stock options issued for services	—	—	—	—	72	—	—	—	72
Common stock issued for debt refinancing	—	—	1,250	—	1,088	—	—	—	1,088
Common stock issued for services	—	—	250	—	237	—	—	—	237
Restricted common stock issued	—	—	60	—	—	—	—	—	—
Preferred stock conversion to common stock	—	—	579	—	—	—	—	—	—
Preferred stock dividends accrued	—	—	—	—	735	(735)	—	—	—
Warrant discount accretion	—	—	—	—	13	(13)	—	—	—
Deferred compensation	—	—	—	—	140	—	—	(140)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	85	85
Net loss	—	—	—	—	—	(248)	—	—	(248)
Foreign currency translation loss	—	—	—	—	—	—	(434)	—	(434)
Comprehensive loss	—	—	—	—	—	—	—	—	(682)

BALANCES at December 31, 2004	53	$—	29,439	$—	$70,888	$(68,510)	$(873)	$(325)	$1,180

Common stock options exercised	—	—	35	—	23	—	—	—	23
Restricted common stock issued	—	—	120	—	—	—	—	—	—
Preferred stock dividends accrued	—	—	—	—	874	(874)	—	—	—
Stock Options and restricted stock grant expense	—	—	—	—	74	—	—	—	74
Amortization of deferred compensation	—	—	—	—	—	—	—	100	100
Net income	—	—	—	—	—	2,779	—	—	2,779
Foreign currency translation loss	—	—	—	—	—	—	(361)	—	(361)
Comprehensive income	—	—	—	—	—	—	—	—	2,418

BALANCES at December 31, 2005	53	$—	29,594	$—	$71,859	$(66,605)	$(1,234)	$(225)	$3,795

Common stock options exercised	—	—	836	—	639	—	—	—	639
Warrants exercised	—	—	64	—	—	—	—	—	—
Restricted common stock issued	—	—	129	—	120	—	—	—	120
Common stock issued for services	—	—	15	—	21	—	—	—	21
Common stock issued for acquisition of business	—	—	26,462	1	26,461	—	—	—	26,462
Preferred stock dividends reversed	—	—	—	—	(616)	616	—	—	—
Reversal of deferred compensation with adoption of SFAS 123(R)	—	—	—	—	(225)	—	—	225	—
Stock based compensation	—	—	150	—	1,519	—	—	—	1,519
Redemption of preferred stock and conversion of preferred stock to common stock	(53)	—	1,936	—	(5,299)	—	—	—	(5,299)
Net income	—	—	—	—	—	11,165	—	—	11,165

BALANCES at December 31, 2006	$—	$—	59,186	$1	$94,479	$(54,824)	$(1,234)	$—	$38,422

See accompanying notes to consolidated financial statements.

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,165	$2,779	$(248)
Adjustments to reconcile net income (loss) to net cash provided operating activities
Depreciation and amortization	4,883	714	889
Deferred tax provision (credit)	(590)	98	—
Stock based compensation	1,519	—	—
Bad debt expense (recovery)	(230)	(144)	108
Troubled debt restructuring interest accrual	(598)	—	—
Amortization of deferred loan cost	809	202	75
Other non-cash charges	143	174	85
Gain on sale of assets	(516)	(14)	(9)
Equity issued for services and settlements	—	—	309
Changes in operating assets and liabilities:
Receivables	(20,842)	4,342	2,787
Inventory	(128)	—	—
Prepaid expenses and current assets	(2,782)	(42)	(308)
Other assets	412	(368)	(789)
Accounts payable and accrued liabilities	11,155	(5,077)	1,712
Change in net operating assets of discontinued operations	—	—	(206)

Net cash provided by operating activities	4,400	2,664	4,405

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in connection with acquisition	4,366	—	—
Property and equipment additions	(6,882)	(306)	(491)
Proceeds from sale of property and equipment	829	16	40

Net cash used in investing activities	(1,687)	(290)	(451)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of senior debt	(750)	—	—
Payment of subordinated debt	(5,100)	(900)	(3,635)
Payments of term loan	(1,351)	—	—
Revolving credit borrowings	1,917	—	—
Proceeds from term loan	9,700	—	—
Redemption of preferred stock	(5,299)	—	—
Common stock options exercised	639	23	—

Net cash used in financing activities	(244)	(877)	(3,635)

Impact of foreign currency on cash	—	(361)	(434)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,469	1,136	(115)
CASH AND CASH EQUIVALENTS, beginning of year	2,564	1,428	1,543

CASH AND CASH EQUIVALENTS, end of year	$5,033	$2,564	$1,428

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$2,874	$593	$1,421
Cash paid for income taxes	4,593	170	1,379
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock and warrant accretions	—	—	13
Deferred Compensation	—	—	140
Preferred stock dividends accrued (reversed)	(616)	874	735
Common stock issued for debt modification	—	—	1,088
Common stock issued for acquisition of business	26,462	—	—
Conversion of preferred stock	1,936	—	—
Long-term notes issued for acquisition of business	21,166	—	—

See accompanying notes to consolidated financial statements.

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Business and Organization

        Boots & Coots International Well Control, Inc. and subsidiaries (the "Company"), is a global-response oil and gas service company that specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires. Through our participation in the proprietary insurance program WELLSURE®, we also provide lead contracting and high-risk management services, under critical loss scenarios, to the program's insured clients. Additionally, the WELLSURE® program designates that we provide certain pre-event prevention and risk mitigation services defined under the program. We also provide snubbing and other high-risk well control management services, including pre-event planning, training and consulting.

        In the past, during periods of low critical events, resources dedicated to emergency response were underutilized or, at times, idle, while the fixed costs of operations continued to be incurred, contributing to significant operating losses. To mitigate these consequences, we began to actively expand our non-event service capabilities, with particular focus on well intervention services. Well intervention services include engineering activities, well plan reviews, site audits, and rig inspections. More specifically, we developed the WELLSURE® program, which is now providing more predictable and increasing service fee income, and began marketing our SafeGuard program, which provides a full range of prevention services domestically and internationally.

B. Significant Accounting Policies

        Consolidation—The accompanying consolidated financial statements include the financial transactions and accounts of us and our subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

        Cash and Cash Equivalents—We consider all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2006, restricted cash totaled $303,000 and relates to letters of credit.

        Revenue Recognition—Revenue is recognized on our service contracts primarily on the basis of contractual day rates as the work is completed. Revenue and cost from product and equipment sales is recognized upon delivery, customer acceptance and contract completion.

        Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, related workman's compensation insurance, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred. Fixed assets are depreciated over their useful lives. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

        We recognize revenues under the WELLSURE® program as follows: (a) initial deposits for pre-event type services are recognized ratably over the life of the contract period, typically twelve months (b) revenues and billings for pre-event type services provided are recognized when the insurance carrier has billed the operator and the revenues become determinable and (c) revenues and billings for contracting and event services are recognized based upon our predetermined day rates and sub-contracted work as incurred.

        Allowance for Doubtful Accounts—We perform ongoing evaluations of our customers and generally do not require collateral. We assess our credit risk and provide an allowance for doubtful accounts for any accounts which we deem doubtful of collection.

        Property and Equipment—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows: buildings and improvements (15-31 years), well control and firefighting equipment (8 years), shop and other equipment (8 years), vehicles (5 years) and office equipment and furnishings (5 years).

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated over the remaining useful life of the equipment. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

        Impairment of Long Lived Assets—In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we evaluate the recoverability of property and equipment, and other long-lived assets, if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. Based on the Company's review, no such impairment indicators exist for the periods presented.

        Goodwill—In accordance with the requirements of SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not being amortized, but is being reviewed at least annually for impairment or more often if changes in facts and circumstances indicate a loss in value may have occurred. Goodwill is entirely associated with the March 2006 acquisition of the hydraulic well control business (HWC) of Oil States International, Inc. and is further described in Note E. The goodwill has been assigned to the Well Intervention segment which is deemed the reporting unit for this review. Fair value of the reporting unit is determined based on internal management estimates using a combination of discounted cash flows and market comparable companies. We perform the annual review for possible impairment in the fourth calendar quarter of each year. No goodwill impairment was recognized based on the evaluations performed.

        Foreign currency—Effective January 1, 2006, and related to our acquisition of the hydraulic well control business of Oil States International, Inc. (see "Note E—Business Combination" for more information), we changed our functional currency in Venezuela from the Venezuelan Bolivar to the U.S. Dollar. This change allows us to have one consistent functional currency after the acquisition. Accumulated other comprehensive loss reported in the consolidated statements of stockholders' equity before January 1, 2006 totaled $1.2 million and consisted solely of the cumulative foreign currency translation adjustment in Venezuela prior to changing our functional currency. In accordance with SFAS No. 52, "Foreign Currency Translation," the currency translation adjustment recorded up through the date of the change in functional currency will only be adjusted in the event of a full or partial disposition of our investment in Venezuela. The accounts of foreign subsidiaries have been translated into U.S. Dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, foreign currency is translated to U.S. dollars for financial purposes by using the U.S. Dollar as the functional currency and exchange gains and losses, as well as translation gains and losses, are reported in income and expenses. These currency gains or losses are reported as other operating expenses. Monetary balance sheet accounts are translated using the current exchange rate in effect at the balance sheet date for assets and liabilities, and for non-monetary items, the accounts are translated at the historical exchange rate in effect when acquired. Revenues and expenses are translated at the average exchange rate for the period.

        Income Taxes—We account for income taxes pursuant to the SFAS No. 109 "Accounting For Income Taxes," which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and available tax carry forwards. The domestic tax liabilities are offset by the usage of our net domestic operating loss carry forwards. The provision for tax expense includes foreign income taxes from Algeria and Venezuela and a minimal amount of domestic alternative minimum tax liability (See Note G.).

        Earnings Per Share—Basic and diluted income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding. Diluted income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if the potential common shares had been issued.

        The weighted average number of shares used to compute basic and diluted earnings per share for the three years ended December 31, 2006, 2005 and 2004 is illustrated below:

	Years Ended December 31
	2006	2005	2004
	(in thousands)
Numerator:
For basic and diluted earnings per share:
Net income (loss) attributable to common stockholders	$11,781	$1,905	$(996)

Denominator:
For basic earnings per share—Weighted-average shares	53,772	29,507	28,142
Effect of dilutive securities:
Convertible Preferred stock	—	—	—
Stock options and warrants	1,264	1,867	—

Denominator:
For diluted earnings per share—Weighted-average shares	55,036	31,374	28,142

        For the year ended December 31, 2004 we incurred a net loss attributable to common stockholders. As a result, the potential dilutive effect of stock options, stock warrants and convertible securities was not included in the calculation of diluted earnings per share because to do so would have been antidilutive for 2004.

        The exercise price of our stock options and stock warrants varies from $0.67 to $3.00 per share. Assuming that the exercises and conversions are made at the lowest price provided under the terms of their agreements, the maximum number of potentially dilutive securities at December 31, 2006, 2005 and 2004 would include: (1) 6,435,200, 5,814,690 and 5,202,440 common shares respectively, issuable upon exercise of stock options, (2) 713,245, 2,582,033 and 3,067,355, common shares respectively, issuable upon exercise of stock purchase warrants, (3) 60,000, 270,000 and 330,000 shares of stock to be issued as compensation over a four year vesting period as earned, (4) zero, 98,067 and 88,867 common shares, respectively, issuable upon conversion of convertible preferred stock. The actual numbers may be substantially less depending on the market price of our common stock at the time of conversion.

        Share-based compensation—We have adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants and directors; including employee stock options, based on estimated grant date fair values. SFAS No. 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123R. We have applied the provisions of SAB 107 in our adoption of SFAS No. 123R.

        We adopted SFAS No. 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. In accordance with the modified prospective transition method, our condensed consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R. The balance previously reflected as deferred compensation was eliminated against additional paid-in capital upon adoption of SFAS No. 123R. The effect on our net earnings and earnings per share before and after application of the fair value recognition provision of SFAS No. 123R to stock-based employee compensation for the year ended December 31, 2006 is illustrated below:

	Year Ended December 31, 2006 (amounts in thousands, except per share data)
	Net Earnings Before Application of SFAS No. 123R	Effect of Stock-Based Compensation Expense	Net Earnings as Reported
Income before income taxes	$18,320	$1,288	$17,032
Provision for income taxes	5,867	—	5,867
Preferred dividends	(616)	—	(616)
Net income attributable to common stockholders	13,069	1,288	11,781
Earnings per share:
Basic	0.24	0.02	0.22
Diluted	0.23	0.02	0.21

        The pro forma effect on net earnings (loss) and net earnings (loss) per share as if we had applied the fair value recognition provision of SFAS No. 123R, to stock-based employee compensation for the year ended December 31, 2005 is illustrated below:

	Year ended December 31, 2005	Year ended December 31, 2004
Net income (loss) attributable to common stockholders as reported	$1,905	$(996)
Less total stock based employee compensation expense determined under fair value based method for all awards, net of tax related effects	(929)	(382)

Pro forma net (loss) attributable to common stockholders	$976	$(1,378)
Basic net income (loss) per share:
As reported	$0.06	$(0.04)
Pro forma	$0.03	$(0.05)
Diluted net income (loss) per share:
As reported	$0.06	$(0.04)
Pro forma	$0.03	$(0.05)

        We used the Black-Scholes option pricing model to estimate the fair value of options on the date of grant. The following weighted average assumptions were applied in determining the fair values of option grants:

	Year Ended December 31,
	2006	2005	2004
Risk-free interest rate	4.64%	3.6%	3.4%
Expected dividend yield	—	—	—
Expected option life	6.3 yrs	3.0 yrs	3.0 yrs
Expected volatility	96.8%	79.3%	62.4%
Weighted average fair value of options granted at market value	$1.19	$0.56	$0.33
Forfeiture rate	3.04%	0.0%	0.0%

        Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, receivables, payables, and debt. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short term nature of those instruments. We use available market rates to estimate the fair value of debt.

        Use of Estimates—The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant estimates made by management include the allowance for doubtful accounts, the valuation allowance for deferred tax assets and assumptions used in share based compensation valuation models.

        Reclassifications—Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current year presentation.

C. Recently Issued Accounting Standards

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN48"), an interpretation of FASB Statement No. 109. FIN48 establishes the threshold for recognizing the benefits of tax-return positions in the financial statements as more-likely-than-not to be sustained by the taxing authorities, and prescribes a measurement methodology for those positions meeting the recognition threshold. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting FIN48 which becomes effective for the fiscal year beginning after December 15, 2006.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting SFAS No. 157, which becomes effective for the fiscal years beginning after November 15, 2007.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting SFAS No. 159, which becomes effective for the fiscal years beginning after November 15, 2007.

D. Detail of Certain Balance Sheet Accounts:

	December 31,
	2006	2005
Accounts receivable, net:
Trade	$27,301	$4,676
Unbilled Revenue	13,656	1,772
Other	718	39
Allowance for doubtful accounts	(356)	(345)

	$41,319	$6,142

	December 31,
	2006	2005
Property and equipment, net:
Land	$571	$136
Leasehold	2,895	734
Equipment	35,840	114
Firefighting equipment	5,841	6,115
Furniture, fixtures and office	1,316	970
Computer systems	568	568
Vehicles	1,308	612
Construction in progress	5,995	—

Total property and equipment	54,334	9,249
Less: Accumulated depreciation	(10,544)	(6,787)

	$43,790	$2,462

        Depreciation expense was $4,883,000, $714,000 and $889,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

	December 31,
	2006	2005
Prepaid expenses and other assets:
Prepaid taxes	$1,509	$203
Prepaid insurance	1,794	546
Other prepaid expenses and current assets	1,424	1,113

	$4,727	$1,862

	December 31,
	2006	2005
Accrued liabilities:
Accrued compensation and benefits	$4,914	$860
Accrued insurance	1,046	—
Accrued taxes, other than foreign income tax	2,617	706
Other accrued liabilities	3,823	1,997

	$12,400	$3,563

E. Business Combination

        On March 3, 2006, we acquired the hydraulic well control business (HWC) of Oil States International, Inc. (NYSE: OIS). The transaction was effective for accounting and financial purposes as of March 1, 2006. As consideration for the acquisition, we issued approximately 26.5 million shares, or approximately 45%, of our common stock and subordinated promissory notes with an aggregate balance of $15 million, adjusted to $21.2 million during the quarter ended June 30, 2006 to reflect a $6.2 million adjustment for working capital acquired.

        In accordance with SFAS No. 141, "Business Combinations", we used the purchase method to account for this transaction. Under the purchase method of accounting, the assets acquired and liabilities assumed from HWC were recorded at the date of acquisition at their respective fair values. In connection with the acquisition, we engaged a valuation firm to assist in the determination of the fair value of certain assets and liabilities of HWC. The purchase price, including direct acquisition costs, exceeded the fair value of acquired assets and assumed liabilities, resulting in the recognition of goodwill of approximately $4.4 million. The total purchase price, including direct acquisition costs of $1.4 million less cash acquired of $4.4 million, was $44.7 million. The total purchase price decreased by $0.4 million in the quarter ended June 30, 2006 due to the settlement of the working capital adjustment, pursuant to the purchase agreement. The operating results of HWC are included in the condensed consolidated financial statements subsequent to the March 1, 2006 effective date.

        The fair values of the assets acquired and liabilities assumed effective March 1, 2006 were as follows:

Current assets (excluding cash)	$15,298
Property and equipment	$39,645
Goodwill	$4,393

Total assets acquired	$59,336

Current liabilities	$9,572
Deferred taxes	$5,110

Total liabilities assumed	$14,682

Net assets acquired	$44,654

        The following unaudited pro forma financial information presents the combined results of operations of the Company and HWC as if the acquisition had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined company.

	Year Ended December 31,
	2006	2005
	(unaudited)
Revenue	$105,571	$69,654
Operating Income	$21,556	$10,354
Net Income	$12,097	$3,925
Basic Earnings Per Share	$0.21	$0.07
Diluted Earnings Per Share	$0.20	$0.07
Basic Shares Outstanding	58,569	58,505
Diluted Shares Outstanding	59,833	60,372

F. Long-Term Debt and Notes Payable:

        Long-term debt and notes payable consisted of the following:

	December 31,
	2006	2005
U.S. revolving credit facility, with available commitments up to $10.3 million, a borrowing base of $7.9 million and an average interest rate of 8.1% for the year ended December 31, 2006	$1,917	$—
U.S. term credit facility with initial borrowings of $9.7 million, payable over 60 months and an average interest rate of 8.6% for the year ended December 31, 2006	8,349	—
Subordinated unsecured debt issued to Oil States Energy Services, Inc. with a fixed interest rate of 10%	21,166	—
Senior secured debt with Specialty Finance Fund I, LLC, which was acquired by San Juan Investments with a fixed interest rate of 7%	—	750
Subordinated unsecured notes payable with Prudential with a fixed interest rate of 12%	—	5,100

Total debt	31,432	5,850
Less: current maturities	(1,940)	(2,250)

Total long-term debt	$29,492	$3,600

        In December 2000, the refinancing of our debt with Prudential qualified as a troubled debt restructuring under the provisions of SFAS 15. As a result of the application of this accounting standard, the total indebtedness due to Prudential, inclusive of accrued interest, was reduced by the cash and fair market value of securities (determined by independent appraisal) issued by us, and the residual balance of the indebtedness was recorded as the new carrying value of the subordinated note due to Prudential. Consequently, the $7,200,000 face value of the 12.0% Senior Subordinated Note with an initial maturity date of 2005 was recorded on our balance sheet at $11,520,000. The additional carrying value of the debt effectively represented an accrual of future interest due on the face value of the subordinated note due to Prudential. The remaining excess of amounts previously due Prudential over the new carrying value was $2,444,000 and was recognized as an extraordinary gain in 2000.

        On August 13, 2004, we restructured our subordinated facility with Prudential. The principal balance of $9,635,000 would have been due on December 30, 2005. Under the amended terms, we paid principal of $2,000,000 on August 13, 2004 plus accrued interest of $28,667. We were also required to pay down approximately $1,635,000 of principal on December 15, 2004. The December 31, 2005 remaining balance of $5,100,000 was to be paid in equal quarterly installments over the next four years with a final maturity of December 31, 2009. This restructuring also extended the amortization period of the remaining troubled debt restructuring related credit over the life of the restructured facility. In connection with our amended loan agreement, Prudential also exchanged its remaining 582 shares of our Series E preferred stock for 55,429 shares of our common stock and surrendered its warrants to purchase 2,418,000 shares of common stock, and we issued Prudential 1,250,000 shares of our common stock valued at $1,088,000 as well as 524,206 shares of common stock to pay accrued and unpaid dividends owed on Series E and Series G preferred stock.

        In conjunction with the acquisition of HWC on March 3, 2006, we entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, which established a revolving credit facility capacity totaling $10.3 million, subject to an initial borrowing base of $6.0 million, and a term credit facility totaling $9.7 million. The term credit facility is payable monthly over a period of sixty months and is payable in full on March 3, 2010, subject to extension under certain circumstances to March 3, 2011. The revolving credit facility is due and payable in full on March 3, 2010, subject to a year-to-year renewal thereafter. We utilized initial borrowings under the Credit Agreement totaling $10.5 million to repay senior and subordinated debt in full and to repurchase all of our outstanding shares of preferred stock and for other transaction related expenses. The loan balance outstanding on December 31, 2006 was $8.3 million on the term credit facility and $1.9 million on the revolving credit facility.

        At our option, borrowings under the Credit Agreement bear interest at either (i) Wells Fargo's prime commercial lending rate plus a margin ranging, as to the revolving credit facility up to 1.00%, and, as to the term credit facility, from 0.50% to 1.50% or (ii) the London Inter-Bank Market Offered Rate plus a margin ranging, as to the revolving credit facility, from 2.50% to 3.00% per annum, and, as to the term credit facility, from 3.00% to 3.50%, which margin increases or decreases based on the ratio of the outstanding principal amount under the Credit Agreement to our consolidated EBITDA. The interest rate applicable to borrowings under the revolving credit facility and the term credit facility at December 31, 2006 was 8.25% and 8.75%, respectively. Interest is accrued and payable monthly for both agreements. Fees on unused commitments under the revolving credit facility are due monthly and range from 0.25% to 0.50% per annum, based on the ratio of the outstanding principal amount under the Credit Agreement to our consolidated EBITDA.

        Substantially all of our assets are pledged as collateral under the Credit Agreement. The Credit Agreement contains various restrictive covenants and compliance requirements, including: (1) maintenance of a minimum book net worth through December 31, 2006 equal to 90% of the pro forma book net worth calculated on March 1, 2006, but in no event less than $25 million, or, for each fiscal year thereafter, equal to the greater of the minimum book net worth required for the preceding fiscal year or 85% of book net worth on the last day of the preceding fiscal year (for these purposes "book net worth" means the aggregate of our common and preferred stockholders' equity on a consolidated basis); (2) maintenance of a minimum ratio of our consolidated EBITDA less unfinanced capital expenditures to principal and interest payments required under the Credit Agreement, on a trailing twelve month basis, of 1.50 to 1.00; (3) notice within five (5) business days of making any capital expenditure exceeding $500,000, and (4) limitation on the incurrence of additional indebtedness except for indebtedness arising under the subordinated promissory notes issued in connection with the HWC acquisition. We were in compliance with these covenants at December 31, 2006 and through the date of this report.

        The $15 million of unsecured subordinated debt issued to Oil States Energy Services, Inc. in connection with the HWC acquisition has been adjusted to $21.2 million after a $6.2 million adjustment for working capital acquired. The note bears interest at a rate of 10% per annum, and requires a one-time principal payment on September 9, 2010. Interest is accrued monthly and payable quarterly.

G. Income Taxes

        The amounts of income (loss) before income taxes attributable to domestic and foreign operations are as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Domestic	11,487	3,171	(1,302)
Foreign	5,545	737	1,504

	$17,032	$3,908	$202

        The provision (benefit) for income taxes shown in the consolidated statements of operations is made up of current and deferred taxes as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Current
Domestic	$1,533	$—	$—
State	412	—	—
Foreign	4,512	1,031	492
Deferred
Domestic	(590)	98	—
Foreign	—	—	—
	$5,867	$1,129	$492

        The provision (benefit) for income taxes differs from the amount that would be computed if the income (loss) from continuing operations before income taxes were multiplied by the federal income tax rate (statutory rate) as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Income tax provision at statutory rates	$5,961	$1,328	$69
State tax expense, net of federal benefits	267	—	—
Net change in foreign tax rates	(446)	—	—
Return to provision adjustment	1,559	—	—
Foreign income tax rate differential	(806)	80	103
Adjustment to net operating loss from continuing operations	—	(978)	—
Nondeductible expenses	950	28	29
Change in valuation allowance	(1,618)	671	291

Net income tax provision	$5,867	$1,129	$492

        As of December 31, 2006, 2005 and 2004, we had net domestic operating loss carry forwards of approximately $37,685,000, $43,308,000 and $41,351,000, respectively, expiring in various amounts beginning in 2011 and ending in 2026. The net operating loss carry forwards, along with the other timing differences, generate a net deferred tax asset in each year.

        The Financial Accounting Standards Board ("FASB") issued the revised SFAS No. 123, Share-Based Payment ("SFAS No. 123(R)"). SFAS 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The revised provisions of SFAS No. 123(R) were effective January 1, 2006. For companies that have NOL carryforwards, SFAS No. 123R affects the manner in which stock-based compensation tax deductions are treated for financial reporting purposes. We may claim stock-based compensation deductions in our federal corporate income tax returns in an amount equal to the related income that is included in our employees' reported federal taxable income subject to any other applicable limitations. Under SFAS No. 123R, tax benefits generated in 2006 and subsequent reporting periods related to the excess of tax deductible stock-based compensation over the amount recognized for financial accounting purposes, may not be recorded to additional paid-in-capital ("APIC") for financial reporting purposes until the stock-based compensation deductions actually reduce our cash income tax liability. Any tax benefits attributable to these deductions will not be recorded to APIC for financial reporting purposes until such time as all existing and future NOL carryforwards have been fully utilized. As a result of the provisions of SFAS No. 123R, at December 31, 2006, we have excluded $891,400 of stock-based compensation deductions from our NOL carryforwards for financial reporting purposes

        In addition, prior to the effective date of SFAS No. 123R, the Company was permitted to record the tax benefit associated with the excess of tax deductible stock-based compensation over the amount recognized for financial accounting purposes in its financial statement NOL, subject to SFAS No. 109's realization criteria. Accordingly, the tax return reporting and financial statement NOL carryforward amounts described above include excess tax benefits recognized in 2005 and prior years related to the exercise of non-qualified employee stock options and vested stock awards. The full amount of the related tax benefits have been offset through our deferred tax asset valuation allowance. The associated excess tax benefits will be charged to equity upon the reversal of the associated valuation allowances in future periods.

        In each period, the Company assesses the likelihood that its deferred taxes will be recovered from the existing deferred tax liabilities or future taxable income in each jurisdiction. To the extent that the Company believes that it does not meet the test that recovery is "more likely than not," it established a valuation allowance. We have recorded valuation allowances for the net deferred tax assets since management believes it is more likely than not that these assets will not be realized.

        Due to the acquisition of HWC, there was a change in control of the Company pursuant to IRC section 382. Under these rules the Company will be limited in the future use of its preacquisition NOL.

        The temporary differences representing deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
	(in thousands)
Deferred tax assets
Net operating loss carry forward	$12,878	$14,630
Depreciation	—	389
Allowance for doubtful accounts	124	117
Merger and acquisition costs	—	—
Share based compensation	461	—
Accruals	40	27
Foreign tax credit	2,176	1,957
Alternative minimum tax credit	98	118

Total gross deferred tax assets	$15,777	$17,238

Deferred tax liabilities
Depreciation	59	—
Merger and acquisition costs	98	—
Property and equipment, purchase accounting	4,520	—

Total gross deferred tax liabilities	4,677	—
Net deferred tax assets	11,100	17,238
Valuation allowance	$(15,620)	$(17,238)

Net deferred income tax asset(liability)	$(4,520)	$—

        The Company has not provided deferred taxes on the unremitted earnings of its foreign subsidiaries as it considers these amounts to be permanently reinvested. The FASB adopted FIN 48 "Accounting for Uncertainty in Income Taxes" effective for years beginning after December 15, 2006. The Company is currently evaluating the effect of FIN 48, if any, on the financial statements for the fiscal year beginning 2007.

H. Stockholders' Equity

Common and Preferred Stock

        Under our Amended and Restated Certificate of Incorporation, the board of directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of our preferred stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, over shares of common stock. The board of directors may, without further action by our stockholders, issue shares of preferred stock which it has designated. The rights of holders of common stock will be subject to, and may be adversely affected by or diluted by, the rights of holders of preferred stock.

        On April 15, 1999, we completed the sale of 50,000 shares of $.00001 par value per share with a face value of $100 of Series A Cumulative Senior Preferred Stock ("Series A Stock") to Halliburton Energy Services, Inc. ("Halliburton"), a wholly-owned subsidiary of Halliburton Company. The Series A Stock had a dividend requirement of 6.25% per annum payable quarterly until the fifth anniversary at the date of issuance, whereupon the dividend requirement increased to the greater of prime plus 6.25%

or 14% per annum, which was subject to adjustment for stock splits, stock dividends and certain other events. At December 31, 2005 there were 50,000 shares of our Series A preferred stock issued and outstanding. This preferred stock was paid in full in connection with closing the HWC acquisition.

        On April 28, 2000, we adopted the Certificate of Designation of Rights and Preferences of the Series B Preferred Stock, which designates this issue to consist of 100,000 shares of $.00001 par value per share with a face value of $100 per share; have a dividend requirement of 10% per annum, payable semi-annually at the election of us in additional shares of our Series B Preferred Stock in lieu of cash; have voting rights equivalent to 100 votes per share; and, may be converted at the election of us into shares of our common stock on the basis of a $3.00 per share conversion rate. Since year ended December 31, 2005 there have been no shares of series B preferred stock issued and outstanding.

        On May 30, 2000 we adopted the Certificate of Designation of Rights and Preferences of the Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") that designates this issue to consist of 50,000 shares of $.00001 par value per share with a face value of $100 per share; have a dividend requirement of 10% per annum, payable quarterly at the election of us in additional shares of our Series C Preferred Stock in lieu of cash; have voting rights excluding the election of directors equivalent to one vote per share of common stock into which preferred shares are convertible, and may be converted at the election of us into shares of our common stock on the basis of a $3.00 per share conversion rate. After eighteen months from the issuance date a holder of Series C Preferred Stock may elect to have future dividends paid in cash. At December 31, 2005 there were 2,943, shares of series C preferred stock issued and outstanding. This preferred stock was paid in full in connection with closing the HWC acquisition.

        On December 29, 2000, we adopted the Certificate of Designation of Rights and Preferences of Series H Cumulative Convertible Preferred Stock ("Series H Preferred Stock") that designates this issue to consist of 89,117 shares of $.00001 par value per share with a face value of $100 per share; have a dividend requirement of 10% per annum compounded, payable semi-annually at the election of the us in additional shares of our Series H Preferred Stock in lieu of cash; have voting rights excluding the election of directors equivalent to one vote per share of common stock into which preferred shares are convertible, and may be converted at the election of us into shares of our common stock on the basis of a $3.00 per share conversion rate. Since year ended December 31, 2005 there have been no shares of series H preferred stock outstanding.

        For the years ended December 31, 2006, 2005 and 2004, we accrued $(616,000), $874,000 and $735,000, respectively, for dividends relating to all series of preferred stock. All 5,000,000 shares of the authorized Preferred stock are available for any future issue in any class of preferred stock.

Stockholder Rights Plan:

        On November 29, 2001 we adopted a stockholder rights plan in order to provide protection for the stockholders in the event of an attempted potential acquisition of us. Under the plan, we have declared a dividend of one right on each share of our common stock. Each right will entitle the holder to purchase one one-hundredth of a share of a new Series I Junior Participating Preferred Stock of us at an exercise price of $20.00. The rights are not currently exercisable and will become exercisable only after a person or group acquires 15% or more of the outstanding common stock of us or announces a tender offer or exchange offer which would result in ownership of 15% or more of the outstanding common stock. The rights are subject to redemption by us for $0.001 per right at any time, subject to certain limitations. In addition, the Board of Directors is authorized to amend the Rights plan at any time prior to the time the rights become exercisable. The rights will expire on December 17, 2011.

        If the rights become exercisable, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of our shares of common stock having a market value of twice such price or, if we are acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring Company's shares of common stock having a market value of twice such price. Prior to an acquisition of ownership of 50% or more of the common stock by a person or group, the Board of Directors may exchange the rights (other than rights owned by such person or group, which will have become null and void and nontransferable) at an exchange ratio of one share of common stock (or one one-hundredth of a share of Series I Preferred Stock) per right. The Board of Directors waived this requirement for the HWC acquisition.

        A summary of warrants outstanding as of December 31, 2006 is as follows:

Expiration Date	Exercise Price Per Share	Number of Shares
04/25/2007	1.44	32,462
06/30/2007	1.44	43,283
07/18/2008	1.40	37,500
10/03/2008	0.88	600,000

		713,245

        In connection with closing of the HWC acquisition, 1,464,213 warrants priced at $2.35 were eliminated.

Stock Options:

        A summary of stock option plans under which stock options remain outstanding as of December 31, 2006 follows:

        1997 Incentive Stock Plan authorizing the Board of Directors to provide key employees with incentive compensation commensurate with their positions and responsibilities. The 1997 Incentive Stock Plan permits the grant of incentive equity awards covering up to 368,750 shares of common stock. Grants may be in the form of qualified or non qualified stock options, restricted stock, phantom stock, stock bonuses and cash bonuses. As of December 31, 2006, stock options covering an aggregate of 368,750 shares of common stock have been made under the 1997 Incentive Stock Plan. Such options vest ratably over a five-year period from the date of grant. These incentive stock options are exercisable for a period of 10 years from the original date of grant at an exercise price of ranging from $1.72 to $3.00 per share. As of December 31, 2006, there were 6,725 stock options outstanding under the plan.

        1997 Outside Directors' Option Plan authorizing the issuance each year of an option to purchase 3,750 shares of common stock to each member of the Board of Directors who is not an employee. The purpose of the Directors' Plan is to encourage the continued service of outside directors and to provide them with additional incentive to assist us in achieving our growth objectives. Options may be exercised over a five-year period with the initial right to exercise starting one year from the date of the grant, provided the director has not resigned or been removed for cause by the Board of Directors prior to such date. After one year from the date of the grant, options outstanding under the Directors' Plan may be exercised regardless of whether the individual continues to serve as a director. Options granted under the Directors' Plan are not transferable except by will or by operation of law. Through December 31, 2006, grants of stock options covering an aggregate of 454,750 shares of common stock have been made under the 1997 Outside Directors' Option Plan. At December 31, 2006, there were 415,000 stock options outstanding under the plan.

        2000 Long-Term Incentive Plan authorizes the Board of Directors to provide full time employees and consultants (whether full or part time) with incentive compensation in connection with their services to us. The plan permits the grant of incentive equity awards covering up to 1,500,000 shares of common stock. Grants may be in the form of qualified or non qualified stock options, restricted stock, phantom stock, stock bonuses and cash bonuses. As of the date hereof, stock option grants covering an aggregate of 783,125 shares of common stock have been made under the 2000 Long-Term Incentive Plan. Such options vest ratably over a five-year period from the date of grant. Options granted to consultants are valued using the Black Scholes pricing model and expensed over the vesting period. At December 31, 2006, there were 595,850 stock options outstanding under the plan.

        In April 2000, we voided stock options covering an aggregate of 752,000 shares of common stock by agreement with the option holders with the understanding that the stock options would be repriced and reissued. During the third quarter of 2000, options covering an aggregate of 710,250 shares of common stock were reissued at an exercise price of $3.00. No compensation expense was required to be recorded at the date of issue. However, the reissuance of these options was accounted for as a variable plan, and we were subject to recording compensation expense if our stock price rose above $3.00. In April 2001, Messrs. Ramming, Winchester and Edwards agreed to voluntarily surrender 522,000 of these options at the request of the Compensation Committee of the Board, because of the potential variable plan accounting associated with these options. In October 2001 these individuals received fully vested options to purchase 522,000 shares at an exercise price of $2.20 per share. As of December 31, 2006, options to purchase 58,350 shares pursuant to the reissuance in the third quarter of 2000 remain subject to variable plan accounting.

        On October 1, 2003 we granted 500,000 options at market price on that day, vesting immediately, as a result of the new employment agreement with our Chief Executive Officer. We also granted 300,000 shares of restricted stock at no cost, vested over a four year period with 20% vesting immediately. This resulted in a compensation expense of $72,000 in 2006, 2005 and 2004

        On July 15, 2004 we granted 400,000 options at market price on that day, of which 250,000 vested immediately and the remaining 150,000 vested over a two year period, as a result of the new contract agreement with our Chairman of the Board. We also granted 300,000 shares of restricted stock at no cost with 150,000 shares vesting on August 13, 2004 and the remainder to be vested over a four year period conditioned upon continued consulting at the time of each vesting. This resulted in a compensation expense of $102,000, $58,000 and $81,000 in 2006, 2005 and 2004, respectively.

        2004 Long-Term Incentive Plan authorizes the Board of Directors to provide full time employees and consultants (whether full or part time) with incentive compensation in connection with their services to us. The plan permits the grant of incentive equity awards covering up to 6,000,000 shares of common stock. Grants may be in the form of qualified or non qualified stock options, restricted stock, phantom stock, stock bonuses and cash bonuses. As of the date hereof, stock option grants covering an aggregate of 5,812,000 shares of common stock have been made under the 2004 Long-Term Incentive Plan. Such options vest ratably over a five-year period from the date of grant. Options granted to consultants are valued using the Black Scholes pricing model and expensed over the vesting period. At December 31, 2006, there were 5,165,750 stock options outstanding under the plan. An additional 2,000,000 of our stock options were authorized by the Board of Directors and approved by a majority vote of the stockholders on March 1, 2006. In connection with the acquisition of HWC on March 3, 2006, an additional 895,000 of our stock options, priced at $1.50 per option were approved to be issued to employees of HWC.

        Stock option activity for the years ended December 31, 2006, 2005 and 2004 was as follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price Per Share
Outstanding December 31, 2003	823	$1.96

Granted	4,434	0.75
Exercised	—	—
Cancelled	(55)	3.84

Outstanding December 31, 2004	5,202	$0.90

Granted	873	1.10
Exercised	(35)	0.67
Cancelled	(225)	1.34

Outstanding December 31, 2005	5,815	$1.02

Granted	1,630	1.57
Exercised	(836)	0.77
Cancelled	(174)	1.01

Outstanding December 31, 2006	6,435	$1.09

        Summary information about our stock options outstanding at December 31, 2006:

Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2006 (in thousands)	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable At December 31, 2006 (in thousands)	Weighted Average Exercise Price
$0.67	2,811	3.84	$0.67	1,987	$0.67
$0.92	15	3.38	$0.92	15	$0.92
$0.93	150	2.64	$0.93	150	$0.93
$1.04	100	4.52	$1.04	50	$1.04
$1.08	50	5.01	$1.08	—	$1.08
$1.11	50	4.79	$1.11	25	$1.11
$1.13	300	4.78	$1.13	150	$1.13
$1.20	500	6.76	$1.20	500	$1.20
$1.24	400	1.75	$1.24	400	$1.24
$1.26	300	4.67	$1.26	99	$1.26
$1.43	450	5.17	$1.43	150	$1.43
$1.45	445	5.18	$1.45	—	$1.45
$1.60	150	5.75	$1.60	—	$1.60
$1.63	100	5.49	$1.63	—	$1.63
$1.71	120	5.39	$1.71	—	$1.71
$1.72	2.42		$1.72	2	$1.72
$1.94	315	5.95	$1.94	—	$1.94
$3.00	177	2.77	$3.00	177	$3.00

$0.67-$3.00	6,435	4.35	$1.09	3,705	$1.00

I. Employee Benefit Plans

  401(k) Plan:

        We sponsor a 40l (k) Plan adopted in 2000 for eligible employees having six months of service and being at least twenty-one years of age. Employees can make elective contributions of 1% to 15% of compensation, as defined. Employees over fifty years old may contribute an additional $4,000 and $5,000 in 2005 and 2006, respectively. During the years ended December 31, 2006, 2005 and 2004, we contributed approximately $401,000, $88,000 and $72,000, respectively, under the Plan.

J. Commitments and Contingencies

  Leases

        We lease vehicles, equipment, office and storage facilities under operating leases with terms in excess of one year.

        At December 31, 2006, future minimum lease payments, under these non-cancelable operating leases are as follows:

Year Ending December 31,	Amount
(in thousands)
2007	$470
2008	377
2009	383
2010	380
2011	388
Thereafter	2,176

$4,174

        Rent expense for the years ended December 31, 2006, 2005 and 2004 was approximately $418,000, $32,000 and $50,000, respectively.

  Litigation

        We are involved in or threatened with various legal proceedings from time to time arising in the ordinary course of business. We do not believe that any liabilities resulting from any such proceedings will have a material adverse effect on its operations or financial position.

K. Business Segment Information, Revenues from Major Customers and Concentration of Credit Risk

  Segments:

        Our current business segments are Well Intervention and Response. Intercompany transfers between segments were not material. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. For purposes of this presentation, operating expenses and depreciation and amortization have been charged to each segment based upon specific identification of expenses and a pro-rata allocation of remaining non segment specific expenses are assigned to segments based upon relative revenues. Selling, general and corporate expenses have been allocated between segments pro rata based on relative revenues. Special Services and Abasco are presented as discontinued operations in the condensed consolidated financial statements and are therefore excluded from the segment information for all periods presented.

        Our well intervention segment consists of services that are designed to enhance production for oil and gas operators and reduce the number and severity of critical well events such as oil and gas well fires, blowouts, or other losses of control at the well. This segment includes services performed by hydraulic workover/snubbing units that are used to enhance production of oil and gas wells. These units are used for underbalanced drilling workover, well completions and plugging and abandonment services. This segment also includes services that are designated to reduce the number and severity of critical well events offered through our SafeGuard and WELLSURE® risk management programs, including training, contingency planning, well plan reviews, audits, inspection services and engineering services.

        The Response segment consists of personnel, equipment and services provided during an emergency response such as a critical well event or a hazardous material response. These services also include snubbing and pressure control services provided during a response which are designed to minimize response time and mitigate damage while maximizing safety. Information concerning operations in our two different business segments for the years ended December 31, 2006, 2005 and 2004 is presented below. Certain reclassifications have been made to the prior periods to conform to the current presentation.

        Information concerning operations in the two business segments for the years ended December 31, 2006, 2005 and 2004 is presented below. General and corporate are included in the calculation of identifiable assets and are included in the Well Intervention and Response segments.

	Well Intervention	Response	Consolidated
Year Ended December 31, 2006
Net operating revenues	$76,653	$20,377	$97,030
Operating income	11,835	8,057	19,892
Identifiable operating assets	89,334	11,683	101,017
Capital expenditures	6,279	603	6,882
Depreciation and amortization	4,637	246	4,883
Interest expense	2,398	638	3,036
Year Ended December 31, 2005
Net operating revenues	$13,860	$15,677	$29,537
Operating income	2,538	2,025	4,563
Identifiable operating assets	6,929	7,838	14,767
Capital expenditures	—	306	306
Depreciation and amortization	310	404	714
Interest expense	274	310	584
Year Ended December 31, 2004
Net operating revenues	$8,050	$16,125	$24,175
Operating income (loss)	(225)	1,291	1,066
Identifiable operating assets	6,125	12,268	18,393
Capital expenditures	—	491	491
Depreciation and amortization	261	628	889
Interest expense	148	295	443

Revenue from major customers and concentration of credit risk:

        During the years presented below, the following customers represented significant concentrations of consolidated revenues:

	Year Ended December 31,
	2006	2005	2004
Customer A	—	45%	36%
Customer B	14%	12%	—
Customer C	19%	11%	21%

        Our revenues are generated geographically as follows:

	Year Ended December 31,
	2006	2005	2004
United States	26%	19%	35%
Foreign	74%	81%	65%

        The nature of our revenue stream is cyclical from year to year such that this history of geographic split does not represent any trend, but is more related to where the response related events occur during any one year. Of the 2006 Foreign revenues presented above, 24% and 21% were generated from Algeria and Venezuela, respectively. Of the 2005 Foreign revenues presented above, 41% and 12% were generated from Iraq and Venezuela, respectively. Of the 2004 Foreign revenues presented above, 32% and 28% were generated from Iraq and Venezuela, respectively.

Accounts Receivable:

        Three of our customers at December 31, 2006 accounted for 71% of outstanding accounts receivable. Three of our customers at December 31, 2005 accounted for 64% of outstanding accounts receivable. One customer at December 31, 2004 accounted for 68% of the outstanding accounts receivable.

Cash:

        We maintain deposits in banks which may exceed the amount of federal deposit insurance available. Management believes that any possible deposit loss is minimal. In connection with the acquisition on March 3, 2006, all of our investments were used as a source of cash for the credit agreement so we no longer have a material sum on deposit in banks earning interest income.

L. Quarterly Financial Data (Unaudited)

        The table below summarizes the unaudited quarterly results of operations for 2006 and 2005:

	Quarter Ended
2006	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues	$11,520	$23,472	$28,293	$33,745
Income from continuing operations	678	2,632	3,369	4,486
Net income	678	2,632	3,369	4,486
Net income attributable tocommon stockholders	1,294	2,632	3,369	4,486
Net income per common share:
Basic	0.03	0.05	0.06	0.08
Diluted	0.03	0.04	0.05	0.07
	Quarter Ended
2005	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$14,290	$4,762	$4,612	$5,873
Income (loss) from continuing operations	2,473	(663)	(469)	1,438
Net income (loss)	2,473	(663)	(469)	1,438
Net income (loss) attributable to common stockholders	2,262	(879)	(691)	1,213
Net income (loss) per common share:
Basic	0.08	(0.03)	(0.02)	0.04
Diluted	0.07	(0.03)	(0.02)	0.04

        Basic and diluted earnings (loss) per common share for each of the quarters presented above is based on the respective weighted average number of common and dilutive potential common shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings (loss) per common share amounts.

M. Subsequent Events

        On Tuesday, March 20, 2007, we amended our Credit and Security Agreement with Wells Fargo Bank. The amendment was effective as of December 31, 2006, and it amended certain administrative covenants including capital expenditures, travel advances, and prepaid limits.

Report of Independent Auditors

To the Board of Directors and Stockholders
Oil States International, Inc.

        We have audited the accompanying combined balance sheet of the Hydraulic Well Control Business of Oil States International, Inc. (the "Company") as of December 31, 2005, and the related combined statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2005, and the combined results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY MANN FRANKFORT STEIN & LIPP CPAS, LLP
Houston, Texas
August 15, 2006

Report of Independent Auditors

The Board of Directors and Shareholders of
Oil States International, Inc.

        We have audited the accompanying combined balance sheet of the Hydraulic Well Control Business of Oil States International, Inc. (the Company), as of December 31, 2004, and the related combined statements of operations, stockholder equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2004, and the combined results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG, LLP
November 15, 2005

HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED BALANCE SHEETS

(In Thousands)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,738	$8,710
Accounts receivable	11,351	8,301
Inventories	781	769
Prepaid expenses and other current assets	235	390

TOTAL CURRENT ASSETS	17,105	18,170
PROPERTY, PLANT AND EQUIPMENT, net	19,283	21,180
GOODWILL, net	9,340	9,340
OTHER NONCURRENT ASSETS	565	—

TOTAL ASSETS	$46,293	$48,690

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$5,526	$3,830
Income taxes payable	1,416	990
Deferred income taxes	261	443
Deferred revenue	1,076	—

TOTAL CURRENT LIABILITIES	8,279	5,263
DUE TO OIL STATES AND AFFILIATES	12,886	20,800
DEFERRED INCOME TAXES	2,848	3,537
OTHER LIABILITIES	1,277	1,143

TOTAL LIABILITIES	25,290	30,743
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY
Contributed capital	18,622	18,447
Retained earnings (accumulated deficit)	2,381	(500)

TOTAL STOCKHOLDERS' EQUITY	21,003	17,947

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$46,293	$48,690

The accompanying notes are an integral part of these combined financial statements.

HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF OPERATIONS

(In Thousands)

	Year Ended December 31,
	2005	2004
REVENUES	$40,117	$33,662
COSTS AND EXPENSES
Service and other costs	28,274	26,431
Selling, general and administrative expenses	2,583	2,570
Corporate overhead allocation	230	224
Depreciation expense	3,771	3,694
Other operating expense (income)	26	37

TOTAL COSTS AND EXPENSES	34,884	32,956

INCOME FROM OPERATIONS	5,233	706
OTHER INCOME (EXPENSE)
Related party interest expense	(240)	(229)
Interest expense	(6)	(224)
Interest income	111	63
Other income	30	21

TOTAL OTHER INCOME (EXPENSE)	(105)	(369)

INCOME BEFORE INCOME TAXES	5,128	337
INCOME TAX EXPENSE	(2,247)	(1,863)

NET INCOME (LOSS)	$2,881	$(1,526)

The accompanying notes are an integral part of these combined financial statements.

HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

(In Thousands)

	Contributed Capital	Retained Earning (Accumulated Deficit)	Total Stockholders' Equity
Balance, December 31, 2003	18,313	1,026	19,339
Net loss	—	(1,526)	(1,526)
Parent company allocation of tax benefit on exercise of stock options	134	—	134

Balance, December 31, 2004	18,447	(500)	17,947
Net income	—	2,881	2,881
Parent company allocation of tax benefit on exercise of stock options	175	—	175

Balance, December 31, 2005	$18,622	$2,381	$21,003

The accompanying notes are an integral part of these combined financial statements.

HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,881	$(1,526)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,771	3,694
Deferred income tax provision (benefit)	(871)	(921)
Gain on disposal of assets	(18)	(26)
Non-cash intercompany allocation charges	2,243	—
Other, net	175	360
Changes in operating assets and liabilities:
Accounts receivable	(3,050)	(586)
Inventories	(12)	(247)
Accounts payable and accrued liabilities	1,696	(670)
Taxes payable	426	131
Deferred revenue	1,076	—
Other current assets and liabilities	(276)	(66)

NET CASH PROVIDED BY OPERATING ACTIVITIES	8,041	143
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,367)	(2,035)
Proceeds from sale of equipment	511	77

NET CASH USED IN INVESTING ACTIVITIES	(1,856)	(1,958)
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings from (payments to) Oil States and Affiliates	(10,157)	9,267
Debt repayments	—	(3,497)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(10,157)	5,770

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,972)	3,955
CASH AND CASH EQUIVALENTS, beginning of year	8,710	4,755

CASH AND CASH EQUIVALENTS, end of year	$4,738	$8,710

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$245	$286

Cash paid for income taxes	$2,943	$2,625

The accompanying notes are an integral part of these combined financial statements.

HYDRAULIC WELL CONTROL BUSINESS OF OIL STATES INTERNATIONAL, INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE A—ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying combined financial statements represent a carve-out financial statement presentation of Oil States International, Inc.'s (Oil States or OSI) hydraulic well control business (the "Company" or "HWC") and are not intended to be a complete presentation of the financial position, results of operations and cash flows of HWC on a stand-alone basis. The combined financial statements are presented as if the Company existed as a separate entity from the remaining businesses of Oil States during the periods presented. The allocations and estimates included in the combined financial statements are determined using the methodologies described in Note F. The accompanying financial statements include the historical operations of the following legal entities: Hydraulic Well Control LLC, HWC Limited and HWCES International. All significant intercompany accounts and transactions between these entities have been eliminated in the accompanying combined financial statements.

        The Company provides hydraulic units for emergency well control situations (snubbing) and provides various hydraulic well control solutions involving workover, well drilling, and well completion to the oil and gas industry. The Company's headquarters are located in Houma, Louisiana, and the Company operates primarily in the United States, Venezuela, the Middle East and Africa. The Company's level of activity depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for workover and drilling services in the Company's operating areas. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, political and economic conditions, governmental regulation and the availability and cost of capital.

        Effective March 1, 2006, the Company was acquired by Boots & Coots International Well Control, Inc. ("Boots & Coots").

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company participated in the centralized cash management system of Oil States, wherein cash receipts were transferred to and cash disbursements were funded by Oil States on a daily basis, except for the Company's foreign operations which are funded as needed. The amount of cash and cash equivalents reported separately by the Company represents amounts held in bank accounts primarily for the foreign operations.

        Concentrations of Credit Risk:    Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivables. The Company maintains cash with a financial institution which, at times, exceed federally insured limits. The Company monitors the financial condition of the bank and has experienced no losses associated with the account.

        Fair Value of Financial Instruments:    The Company's financial instruments consist of cash and cash equivalents, receivables, payables, and debt instruments. The Company believes that the carrying values of these instruments on the accompanying combined balance sheets approximate their fair values.

        Inventories:    Inventories consist of spare parts for equipment and supplies for field operations. Inventories are carried at the lower of cost or market. The cost of inventories is determined on an average cost method.

        Property, Plant, and Equipment:    Property, plant, and equipment are stated at cost, or at estimated fair market value at acquisition date if acquired in a business combination, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

        Goodwill:    Goodwill represents the excess of the purchase price for acquired businesses over the allocated value of the related net assets. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). In connection with the adoption of SFAS No. 142, the Company ceased amortizing goodwill. Under SFAS No. 142, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. The hydraulic well control business of Oil States is a reporting unit for purposes of SFAS No. 142 goodwill impairment review. An impairment charge is recognized for any amount by which the carrying amount of a reporting unit's goodwill exceeds the unit's fair value. The Company uses comparative market multiples to establish fair values. No provision for impairment was required based on the evaluations performed.

        Impairment of Long-Lived Assets:    In compliance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the recoverability of the carrying values of property, plant and equipment is assessed at a minimum annually, or whenever, in management's judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable based on estimated future cash flows. If this assessment indicates that the carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining useful lives, an impairment loss is recognized. The impairment loss equals the excess of the carrying value over the fair value of the asset. The fair value of the asset is based on prices of similar assets, if available, or discounted cash flows. Based on the Company's review, the carrying value of its assets is recoverable and no impairment losses have been recorded for the periods presented.

        Foreign Currency:    The accounts of foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Accordingly, foreign currency is translated to U.S. dollars for financial purposes by using the U.S. dollar as the functional currency and exchange gains and losses, as well as translation gains and losses, are reported in income and expenses. Monetary balance sheet accounts use the current exchange rate in effect at the balance sheet date for assets and liabilities, and for non-monetary items, the exchange rates in effect when acquired.

        Foreign Exchange Risk:    A portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Exchange gains (losses) totaled ($26,000) in 2005 and ($37,000) in 2004 and are included in other operating expense (income).

        On February 5, 2003 there was a foreign exchange control regime put in place in Venezuela. The foreign exchange control was established through Presidential Decrees and Agreements between the National Executive Branch and the Central Bank of Venezuela. For the issue and application of the foreign exchange control provisions, the Government created a special agency called Commission of Foreign Exchange Administration (CADIVI, after the Spanish initials of Comisión de Administración de Divisas). All individuals and companies interested in purchasing foreign currency from the Central Bank of Venezuela must firstly register with CADIVI at the Registry for Users of the Foreign Exchange Administration System (RUSAD, after the Spanish initials of Registro de Usuarios del Sistema de Administración de Divisas). The Venezuela cash balance stated in U.S. dollars was $2,318,000 at December 31, 2005 and $910,000 at December 31, 2004.

        Revenue and Cost Recognition:    The Company recognizes revenues from contracts as they are earned. Services and rental revenues are recognized based on a periodic (usually daily) rental rate as the services are rendered.

        Service and other costs include all direct material and labor costs and those costs related to contract performance, such as indirect labor, supplies, tools and repairs and shipping and handling costs. Selling, general and administrative costs are charged to expense as incurred.

        Deferred revenue represents payments received from customers for which service has not been performed. Revenues will be earned ratably over the service contract period.

        Income Taxes:    The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

        When the Company's earnings from foreign subsidiaries are considered to be indefinitely reinvested, no provision for U.S. income taxes is made for these earnings. If any of the subsidiaries have a distribution of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

        The Company is included in the consolidated federal and certain separate company state income tax returns filed by Oil States. The Company's tax provision has been determined as if the Company were filing on a stand-alone basis separate from Oil States. Tax payments and refunds include those directly attributable to the HWC legal entities, as well as an allocation of consolidated estimated payments based on payments the Company would have been required to make on a stand-alone basis. Tax benefits, such as a net operating loss incurred by the Company, that cannot be used by the

Company on a stand-alone basis have not been recognized in the financial statements unless realization of those benefits is reasonably assured.

        Receivables and Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company evaluates the credit-worthiness of its major new and existing customers' financial condition and, generally, the Company does not require collateral from its domestic customers.

        Four of the Company's customers accounted for a significant portion of the Company's total annual revenues for the years ended December 31, 2005 and 2004 as follows:

	2005	2004
Customer A	22.0%	21.9%
Customer B	19.4%	20.8%
Customer C	19.2%	14.2%
Customer D	15.6%	12.5%

        At December 31, 2005, accounts receivable from four customers each represented more than 10% of the Company's combined accounts receivable. At December 31, 2004, accounts receivable from three customers each represented more than 10% of the Company's combined accounts receivable.

        Allowances for Doubtful Accounts:    The Company considers the following factors when determining if collection of revenue is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company typically obtains reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information, including financial statements or other documents to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, the Company would require a prepayment or other arrangement to support revenue recognition and recording of a trade receivable. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, an allowance would be required. If a trade receivable is deemed to be uncollectible, such receivable is charged-off against the allowance for doubtful accounts. No provision for loss on accounts receivable was recorded during the periods presented.

        Stock-Based Compensation:    The Company has elected to follow Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," for expense recognition purposes. As a result, the Company is obligated to provide the expanded disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123," for stock-based compensation granted in 1998 and thereafter. See Note J.

        Guarantees:    The Company adopted FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Indebtedness of Others," during 2003. FIN 45 requires disclosures and accounting for the Company's obligations under certain guarantees.

        During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by the Company. As of December 31, 2005, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements was approximately $420,000. The Company has not recorded any liability in connection with these guarantee arrangements beyond that required to appropriately account for the underlying transaction being guaranteed. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

        Use of Estimates:    The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of a few such estimates are related to the accounting for the allowance for doubtful accounts, recoverability of long-lived assets, goodwill, depreciation, income taxes and amounts allocated by Oil States. Actual results could differ from those estimates.

NOTE C—DETAILS OF SELECTED BALANCE SHEET ACCOUNTS

        Additional information regarding selected balance sheet accounts at December 31, 2005 and 2004 is presented below:

	December 31,
	2005	2004
Accounts receivable:
Trade	$6,867	$6,027
Unbilled revenue	2,897	1,661
Other	1,587	613

	$11,351	$8,301

		December 31,
	Estimated Useful Life
		2005	2004
Property, plant and equipment:
Land	Indefinite	$250	$250
Buildings and leasehold improvements	2-39 years	3,213	3,199
Machinery and equipment	2-15 years	34,839	33,477
Office furniture and equipment	2-7 years	1,030	1,410
Vehicles	3-5 years	1,076	1,173
Construction in progress		293	418

		40,701	39,927
Less: accumulated depreciation		(21,418)	(18,747)

		$19,283	$21,180

	December 31,
	2005	2004
Accounts payable and accrued liabilities:
Trade accounts payable	$3,063	$2,376
Accrued compensation	1,437	419
Accrued insurance	26	119
Accrued taxes, other than income taxes	826	433
Other	174	483

	$5,526	$3,830

NOTE D—RECENT ACCOUNTING PRONOUNCEMENTS

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the "FASB") and other standard setters which are adopted by the Company as of the specified effective date. Unless otherwise discussed, management is evaluating the impact, if any, that recently issued standards, which are not yet effective, will have on the Company's consolidated financial statements upon adoption.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an amendment of ARB 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Paragraph 5 of Accounting Research Bulletin ("ARB") 43, Chapter 4 "Inventory Pricing," previously stated that "...under certain circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges..." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe the implementation of SFAS 151 will have a material impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued two FASB Staff Positions (FSP's) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the Act) that was signed into law on October 22, 2004. The Act could affect how companies report their deferred income tax balances. The first FSP is FSP FAS 109-1 ("FAS 109-1"); the second is FSP FAS 109-2 (FAS 109-2). In FAS 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Act should be accounted for as a "special deduction" instead of a tax rate reduction. FAS 109-2 gives a company additional time to evaluate the effects of the Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, "Accounting for Income Taxes." However, companies must provide certain disclosures if they choose to utilize the additional time granted by the FASB.

        In the fourth quarter of 2004, the FASB issued Statement No. 123 (revised 2004), or SFAS No. 123R, "Share-Based Payment," which replaces Statement No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting that was provided in Statement No. 123 as originally issued. After a phase-in period for Statement No. 123R, pro forma disclosure will no longer be allowed. In the first quarter of 2005 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 which provided further clarification on the implementation of SFAS No. 123R.

        Alternative phase-in methods are allowed under Statement No. 123R, which was to be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission ("SEC") adopted a rule that defers the required effective date of SFAS No. 123R. The SEC rule provides that SFAS No. 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005. We have adopted SFAS No. 123R on January 1, 2006. The impact of the adoption will result in previously disclosed pro forma amounts to be recorded as compensation expense in the Company's statement of operations.

        In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." Among other changes, this Statement requires retrospective application for voluntary changes in accounting principles, unless it is impractical to do so. Guidance is provided on how to account for changes when retrospective application is impractical. This Statement was effective on a prospective basis beginning January 1, 2006.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. We do not expect the new standard to have any material impact on our financial position and results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" an amendment of FASB Statement No. 140. SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for the Company as of January 1, 2007. We do not expect the new standard to have any material impact on our financial position and results of operations.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN48"), an interpretation of FASB Statement No. 109. FIN48 establishes the threshold for recognizing the benefits of tax-return positions in the financial statements as more-likely-than-not to be sustained by the taxing authorities, and prescribes a measurement methodology for those positions meeting the recognition threshold. We do not expect the new standard to have a material impact on our financial position and results of operations, which becomes effective for the fiscal years beginning after December 31, 2006.

NOTE E—LONG-TERM DEBT

        Oil States has a credit facility (the "Credit Facility"), which matures in January 2010 and provides for $325 million of revolving credit. The credit agreement, which governs Oil States' Credit Facility (the "Credit Agreement"), contains customary financial covenants and restrictions, including restrictions on Oil States' ability to declare and pay dividends. Borrowings under the Credit Agreement are secured by a pledge of substantially all of Oil States' assets and the assets of its subsidiaries, which includes the Company's assets. Oil States' obligations under the Credit Agreement are guaranteed by its significant subsidiaries, which includes legal entities within the Company. Borrowings under the Credit Agreement accrue interest at a rate equal to either LIBOR or another benchmark interest rate (at Oil States' election) plus an applicable margin based on Oil States' leverage ratio (as defined in the Credit Agreement). Oil States pays a quarterly commitment fee, based on the its leverage ratio, on the unused commitments under the Credit Agreement. No portion of Oil States' Credit Facility was specifically established to support the operations of the Company. At December 31, 2005 and 2004, the Company had no outstanding balances against the Credit Facility.

NOTE F—RELATED-PARTY TRANSACTIONS

Due to Oil States and Affiliates

        The due to Oil States and affiliates as reflected in the combined balance sheets includes an interest bearing note payable to Oil States in the amount of $5.5 million and $5.2 million at December 31, 2005 and 2004, respectively, as well as non-interest bearing payables to Oil States and various affiliates. The Company participates in the centralized cash management system of Oil States, wherein cash receipts are transferred to and cash disbursements are funded by Oil States on a daily basis, except for the Company's foreign operations which are funded as needed. The payable and note payable to Oil States represents the net cash transfers between the Company and Oil States as well as amounts allocated to or paid on behalf of the Company, which primarily includes insurance premiums and claims expense, income taxes, and an allocation of corporate overhead expenses. The entire due to Oil States and affiliates balance, including the note payable, has been classified as long-term based on the intent of the parent company not to require payment in the near-term.

        The note payable to Oil States has been outstanding since April 2003 and accumulates interest at an annual rate of 4.5%. Interest expense on the note payable to Oil States of $240,000 and $229,000 in 2005 and 2004, respectively, is included in the combined statement of operations. The note matures on demand, at which time all outstanding principal and accrued interest shall be immediately due and payable. Subsequent to year end, the Company repaid the entire amount due to Oil States and Affiliates in connection with the acquisition of the Company.

Insurance Programs Administered by Oil States

        Oil States allocates to its divisions or subsidiaries costs associated with certain insurance programs that Oil States administers and for which Oil States procures third-party insurance. The insurance programs for which the related costs are allocated primarily include casualty insurance (automobile liability, workers' compensation, general liability and property). Oil States also administers certain insurance programs which may be directly attributable to one or more divisions or subsidiaries, such as specialized liability insurance for drilling or workover operations. The Company was allocated approximately $1.2 million and $1.9 million in 2005 and 2004, respectively, by Oil States related to these insurance programs. These amounts are allocated by Oil States using various methodologies, as described below. Had these insurance programs been administered by the Company as a separate entity, the amounts may have been different than those allocated to the Company by Oil States.

        Included within the insurance cost allocation are claims allocations related to non-property casualty programs (automobile liability, workers' compensation and general liability) for which Oil States is self-insured up to a certain amount. For the self-insured component, costs are allocated to the Company based on incurred claims for the Company's divisions. Oil States has premium-based policies which cover amounts in excess of the self-insured retentions. The Company is allocated expense based on its pro-rata portion of Oil States' total underlying exposure items (i.e., number and type of vehicles, sales, payroll dollars, etc.) to the total insurance cost to be incurred by Oil States. The Company accrues an estimated liability for incurred but not reported claims through its Due to Oil States and Affiliates account.

        Also included within the insurance allocation is coverage related to property insurance. The Company is allocated premium expense for coverage based on its pro-rata portion of Oil States' total insured property values to the total insurance cost of Oil States. The Company has a $100,000 deductible related to property insurance.

Corporate Overhead Allocation

        Certain corporate overhead expenses incurred by Oil States have been allocated to the Company and are reflected in the combined statement of operations as a corporate overhead allocation. These overhead costs relate to general management oversight; financial management, including public-company reporting, consolidated tax filings, Oil States' benefit plan administration, risk management and consolidated treasury services; and costs to support Oil States' information technology infrastructure. Oil States also allocates a portion of its annual audit and tax return review costs provided by an independent public accounting firm to the Company. These costs are allocated to the Company based upon the Company's percentage of revenue relative to Oil States' consolidated revenue. Management believes the basis for the allocations is reasonable. The amounts allocated to the Company were $230,000 and $224,000 in 2005 and 2004, respectively.

NOTE G—RETIREMENT PLANS

        Oil States sponsors a defined contribution plan. Participation in the plan is available to substantially all employees, including employees of the Company. The Company recognized expense of $431,000 and $462,000, respectively, related to its various defined contribution plans during the years ended December 31, 2005 and 2004, respectively.

NOTE H—INCOME TAXES

        The Company is included in the consolidated federal and certain separate company and combined state income tax returns filed by Oil States. The Company's tax provision has been determined as if the Company were filing on a stand-alone basis separate from Oil States.

        Combined pre-tax income (loss) consisted of the following (in thousands):

	Year Ended December 31,
	2005	2004
Domestic	$1,138	$(136)
Foreign	3,990	473

Total	$5,128	$337

        The components of the income tax provision (benefit) consisted of the following (in thousands):

	Year Ended December 31,
	2005	2004
Current:
Foreign	$3,118	$2,784
Deferred:
Federal	(601)	(776)
State	(270)	(145)

	(871)	(921)

Income tax provision	$2,247	$1,863

        The following table reconciles the income tax provision (benefit) at the U.S. statutory rate to that in the financial statements (in thousands):

	Year Ended December 31,
	2005	2004
Taxes computed at 35%	$1,795	$118
Foreign income tax rate differential	955	1,767
Nondeductible expenses	213	20
Increase/(decrease) in valuation allowance	(464)	(9)
State tax expense (benefit), net of federal benefit	(33)	(94)
Other, net	(219)	61

Income tax provision	$2,247	$1,863

        The Company's effective foreign tax rate is impacted by the required payment of taxes in certain foreign jurisdictions based on a percentage of revenues earned, irrespective of pretax income. This tax payment requirement has resulted in effective foreign tax rates of 78.1% and 588.6% in 2005 and 2004, respectively. In addition, the Company has not recognized the benefit of theoretical U.S. net operating losses generated on the "stand-alone" basis of reporting in any period presented. Valuation allowances have been established to offset the benefit of net operating losses generated because the realization of such benefits was not reasonably assured.

        The components of the Company's deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows (in thousands):

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforward	$1,245	$1,709
Employee benefits	—	91
Accrued liabilities	1	230

	1,246	2,030
Less: valuation allowance	1,245	1,709

Net deferred tax assets	1	321
Deferred tax liabilities:
Depreciation	(2,562)	(3,553)
Unbilled revenue	(236)	(425)
Accrued liabilities	(287)	(304)
Other	(25)	(19)

Deferred tax liabilities	(3,110)	(4,301)

Net deferred tax liabilities	$(3,109)	$(3,980)

        Reclassifications of the Company's deferred tax balance based on net current items and net non-current items as of December 31, 2005 and 2004 are as follows (in thousands):

	December 31,
	2005	2004
Liabilities:
Current deferred taxes	$(261)	$(443)
Non-current deferred taxes	(2,848)	(3,537)

Net deferred tax liability	$(3,109)	$(3,980)

        Appropriate U.S. and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries that the Company intends to permanently reinvest and upon which no deferred US income taxes have been provided is $9.7 million at December 31, 2005.

        During the years ended December 31, 2005 and 2004, the Company was allocated tax benefits triggered by employee exercises of stock options totaling $175,000 and $134,000, respectively. Such benefits were credited to additional paid-in capital.

        In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was signed into law which introduced a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Act provides for a special one-time deduction of 85 percent of certain foreign earnings that are repatriated in either the Company's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. The maximum amount of the Company's foreign earnings that qualify for temporary deduction is $7.2 million.

        The Company is in the process of evaluating whether it will repatriate foreign earnings under the repatriation provisions of the Jobs Act, and if so, the amount that will be repatriated. The range of reasonably possible amounts that the Company is considering for repatriation, which would be eligible for the temporary deduction, is zero to $7.2 million. The Company is awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts it will repatriate, if any. The Company expects to determine the amounts and sources of foreign earnings to be repatriated, if any, in 2006.

        The Company is not yet in a position to determine the impact of a qualifying repatriation, should it choose to make one, on its income tax expense for 2006, the amount of its indefinitely reinvested foreign earnings, the range of income tax effects or the amount of its deferred tax liability with respect to foreign earnings.

        The Company files tax returns in the jurisdictions in which they are required. All of these returns are subject to examination or audit and possible adjustment as a result of assessments by taxing authorities. The Company believes that it has recorded sufficient tax liabilities and does not expect the resolution of any examination or audit of its tax returns would have a material adverse effect on its operating results, financial condition or liquidity.

NOTE I—COMMITMENTS AND CONTINGENCIES

        The Company leases a portion of its equipment, office space, computer equipment, automobiles and trucks under leases which expire at various dates.

        Minimum future operating lease obligations in effect at December 31, 2005 are as follows (in thousands):

Year Ending December 31,
2006	$280,000
2007	119,000
2008	10,000
2009	3,000

$412,000

        Rental expense under operating leases was $492,000 and $533,000 for the years ended December 31, 2005 and 2004, respectively.

        Severance expense was recorded due to international statutory obligations and an international company sponsored severance plan. This expense was $516,000 and $405,000 related to its various severance obligations during the years ended December 31, 2005 and 2004, respectfully. The amount recorded by the Company as a liability related to these obligations was $1.3 million and $1.1 million as of December 31, 2005 and 2004, respectfully.

        The Company is a party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the Company can give no assurance about the outcome of pending legal and administrative proceedings and the effect such outcomes may have on it, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on its combined financial position, results of operations or liquidity.

        On February 18, 2005, Oil States announced that it had conducted an internal investigation prompted by the discovery of over billings totaling approximately $400,000 to a government owned oil company in South America. The over billings were detected by the Company during routine financial review procedures, and appropriate financial statement adjustments are included herein. Oil States and independent counsel retained by the Oil States' audit committee conducted separate investigations consisting of interviews and an examination of the facts and circumstances in this matter. Oil States voluntarily reported the results of its investigation to the Securities and Exchange Commission (the "SEC") and fully cooperated with additional requests for information received from the SEC. On October 31, 2005, Oil States' counsel received a "Wells Notice" from the staff of the SEC indicating that the staff made a preliminary decision to recommend that the SEC bring a civil action against Oil States alleging violations of provisions of the Securities and Exchange Act of 1934 relating to the maintenance of books, records and internal accounting controls and procedures as set forth in Sections 13(b)(2)(A) and (B) of the Act. The alleged violations related to this over billings matter.

        In April 2006, Oil States entered into a settlement agreement with the SEC requiring Oil States to cease and desist from committing or causing violations of the "books and records" and "internal controls provisions" of the securities laws. The settlement did not require Oil States to pay a monetary penalty.

NOTE J—STOCK-BASED COMPENSATION

        The Company's employees participate in Oil States' stock-based compensation plan, which is administered entirely by Oil States. The Company has elected to follow Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," for expense recognition purposes. As a result, the Company is obligated to provide the expanded disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123," for stock-based compensation granted in 1998 and thereafter.

        The Company accounts for its employee stock-based compensation plan under APB Opinion No. 25 and its related interpretations. Oil States is authorized to grant common stock based awards covering 7,700,000 shares of common stock under the 2001 Equity Participation Plan, as amended and restated, (the Equity Participation Plan), to employees, consultants and directors with amounts, exercise prices and vesting schedules determined by Oil States' compensation committee of its Board of Directors. Since February 2001, all option grants have been priced at the closing price on the day of grant, vest 25% per year and have a life ranging from six to ten years. Because the exercise price of options granted under the Equity Participation Plan have been equal to the market price of Oil States' stock on the date of grant, no compensation expense related to this plan has been recorded.

        Had compensation expense for Oil States' Equity Participation Plan been determined consistent with SFAS No. 123 utilizing the fair value method, the Company's net income (loss), adjusted for only equity awards applicable to its business, for the years ended December 31, 2005 and 2004, would have been as follows (in thousands):

	Year Ended December 31,
	2005	2004
Net income (loss), as reported	$2,881	$(1,526)
Deduct: allocated portion of stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects (a)	(115)	(142)

Pro forma net income (loss)	$2,766	$(1,668)

(a)
The stock-based compensation expense was calculated using Oil States' effective tax rate of 33.3% and 33.1% in 2005 and 2004, respectively, since the pro forma stock-based expense allocation is based on Oil States' Equity Participation Plan.

        The following table summarizes the Company's portion of the stock option activity under the Oil States' stock option plan for each of the three years in the period ended December 31, 2005:

	Stock Option Plan
	Options	Weighted Average Exercise Price
Balance at December 31, 2003	129,426	9.31
Granted	52,000	13.70
Exercised	(59,868)	8.64
Forfeited	(3,125)	11.77

Balance at December 31, 2004	118,433	11.51
Granted	18,125	21.08
Exercised	(39,969)	10.45
Forfeited	(13,248)	12.26

Balance at December 31, 2005	83,341	$13.98

Exercisable at December 31, 2003	31,094	$8.36

Exercisable at December 31, 2004	8,189	$9.42

Exercisable at December 31, 2005	10,407	$10.28

        The following table summarizes information for the Company's portion of stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/05	Weighted Average Exercise Price
$8.00-$9.00	12,655	5.90	$8.17	6,094	$8.37
$11.49-$11.49	18,186	7.16	$11.49	1,438	$11.49
$13.70-$13.70	34,375	4.16	$13.70	2,875	$13.70
$21.08-$21.08	18,125	5.15	$21.08	—	$—

$8.00-$21.08	83,341	5.29	$13.98	10,407	$10.28

        At December 31, 2005, 2,732,383 shares were available for future grant under Oil States' stock option plan.

        The weighted average fair values of options granted to the Company's employees during 2005 and 2004 were $8.12 and $5.12 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005 and 2004, respectively: risk-free interest rates of 3.9% and 3.1%, no expected dividend yield, expected lives of 5 years, and an expected volatility of 37%. The weighted average assumptions reflected herein for the Company differs slightly from those reflected on a consolidated basis for Oil States due to the inclusion of option grants for only the Company's employees in the weighted averages.

NOTE K—SEGMENT AND RELATED INFORMATION

        The Company's operations are included within the wellsite services segment of Oil States. There are no revenue transactions between the Company and Oil States' other segments.

        Financial information by geographic area for each of the three years in the period ended December 31, 2005 and 2004, is summarized below in thousands. Revenues are attributable to countries based on the location of the entity selling the products or performing the services. Total assets are attributable to countries based on the physical location of the entity and its operating assets and do not include intercompany balances.

	United States	Venezuela	Algeria	Other Non-US	Total
2005:
Revenues from unaffiliated customers	$11,434	$10,498	$7,668	$10,517	$40,117
Long-lived assets	20,385	1,341	377	6,520	28,623
2004:
Revenues from unaffiliated customers	$10,685	$6,016	$7,341	$9,620	$33,662
Long-lived assets	18,813	4,873	767	6,067	30,520

NOTE L—SUBSEQUENT EVENT

        Effective March 1, 2006, the Company was acquired by Boots & Coots International Well Control, Inc. ("Boots & Coots"). Subsequent to year end 2005, the Company repaid the entire amount of notes payable due to Oil States and Affiliates in connection with the acquisition of the Company.

26,000,000 SHARES

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

Common Stock

PROSPECTUS

MORGAN KEEGAN & COMPANY, INC. RBC CAPITAL MARKETS

April 18, 2007